UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2022, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Savings Plan, c/o The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employees’ Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE SAVINGS PLAN

Date: December 12, 2022

By:      /s/ Kyle Scheidler
Kyle Scheidler
Group Manager

The Procter & Gamble
Savings Plan

Employer ID No.: 31-0411980
Plan Number: 042

Financial Statements as of and for the
Years Ended June 30, 2022 and June 30, 2021,
Supplemental Schedule as of June 30, 2022, and
Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2022 and June 30, 2021	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2022 and June 30, 2021	5

Notes to Financial Statements as of and for the Years Ended June 30, 2022 and June 30, 2021	6-12

SUPPLEMENTAL SCHEDULE -	13

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2022	14-61

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company and the Plan Participants

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Savings Plan (the "Plan") as of June 30, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of June 30, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
December 12, 2022
We have served as the auditor of the Plan since at least 2008; however, an earlier year could not be reliably determined.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2022 AND JUNE 30, 2021

	2022	2021

PARTICIPANT-DIRECTED INVESTMENTS — At
fair value:
The Procter & Gamble Company common stock	$ 1,296,596,420	$ 1,277,599,236
The J.M. Smucker Company common stock	1,408,878	1,547,843
Separately managed accounts	513,887,624	-
Common collective trusts	2,277,771,462	3,233,417,118

Total participant-directed investments — at fair value	4,089,664,384	4,512,564,197

RECEIVABLES:
Accrued investment income	210,984	22,610
Notes receivable from participants	19,178,415	18,134,975

Total receivables	19,389,399	18,157,585

Total assets	4,109,053,783	4,530,721,782

LIABILITIES —
Accrued investment management expense	376,359	210,260

Total liabilities	376,359	210,260

NET ASSETS AVAILABLE FOR BENEFITS	$ 4,108,677,424	$ 4,530,511,522

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2022 AND JUNE 30, 2021

	2022	2021

INVESTMENT INCOME:
Net (depreciation) appreciation in fair value of investments	$ (326,642,954)	$ 929,371,999
Interest	716,907	388,387
Dividends	32,430,325	31,445,691

Total investment (loss) income — net	(293,495,722)	961,206,077

INTEREST INCOME ON NOTES RECEIVABLE
FROM PARTICIPANTS	768,573	835,961

CONTRIBUTIONS:
Employee contributions	186,129,295	168,263,700
Employee rollovers	6,920,850	7,957,436

Total contributions	193,050,145	176,221,136

DEDUCTIONS:
Benefits paid to participants	320,304,234	282,257,748
Administrative expenses	2,245,207	2,230,829

Total deductions	322,549,441	284,488,577

NET (DECREASE) INCREASE IN NET ASSETS
PRIOR TO TRANSFER	(422,226,445)	853,774,597

TRANSFERS FROM OTHER QUALIFIED PLANS — Net	392,347	131,402

NET (DECREASE) INCREASE IN NET ASSETS	(421,834,098)	853,905,999

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,530,511,522	3,676,605,523

End of year	$ 4,108,677,424	$ 4,530,511,522

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2022 AND 2021

1.	DESCRIPTION OF THE PLAN
The following brief description of The Procter & Gamble Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan agreement for more complete information.
General — The Plan is a voluntary defined contribution plan that covers substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is the Company’s active 401(k) plan with ongoing contributions funded by employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants are able to choose either a traditional 401(k) or a Roth 401(k).
The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by the Company, transferred balances for terminated employees who were not eligible for retiree medical coverage under the Company’s health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. Balances are also transferred to the Gillette ESOP when certain employees retire and are eligible to pay the same rate as P&G retirees.   Transfers between the Plan and the Gillette ESOP are shown in Transfers from Other Qualified Plans - Net.
The recordkeeper for the Plan is Alight Solutions, LLC.  The custodian for the Plan is Northern Trust.
Contributions — The Plan allows contributions by eligible employees. Participants can elect to contribute a portion of their compensation, as defined by the Plan, up to Plan and Internal Revenue Service (IRS) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants age 50 or older are eligible to contribute an additional $6,500 as a “catch‑up” contribution in excess of the maximum 401(k) contributions for the calendar years ended December 31, 2022 and 2021 of $20,500 $19,500, respectively.
Qualified Non-Elective Contributions (QNEC) — QNEC are recorded to provide for certain participants who were not given the opportunity to contribute their elected amounts due to certain administrative errors.  There were no QNEC for the years ended June 30, 2022 and 2021.  When recorded, the QNEC are immediately 100% vested to the employees. The contributions are made in accordance with IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions on the statements of changes in net assets available for benefits.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan’s earnings or losses, administrative expenses, and participant withdrawals. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all investment options offered by the Plan.
Investments — Participants may direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers common stocks, common collective trust funds, short-term investment funds and separately managed accounts as investment options for participants.

Vesting — Participants are 100% vested in the assets in their Plan accounts.
Notes Receivable from Participants — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to previous Company contributions (up to a maximum of $50,000) and at an interest rate equal to the prime rate plus 1%. Loans are repaid via payroll deduction over a period of up to 54 months, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 114 months. Principal and interest paid is credited to applicable funds in the borrower’s account. Participants who are former employees are not allowed to borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an on‑going repayment arrangement has not been made with the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.  As of June 30, 2022 and 2021, participant loans have maturities through 2031 and 2030, respectively, at interest rates ranging from 4.21 percent to 10.5 percent.
Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash and/or shares of Company common stock in monthly installments, or variable amounts paid monthly. Retired or terminated employees shall commence required minimum benefit payments after the attainment of age 70 ½ (if age 70 ½ prior to January 1, 2020) or age 72 (if age 72 January 1, 2020 or later).
A participant may withdraw any portion of after‑tax contributions, which were derived from previously merged plans, once in any three‑month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before‑tax contributions once in any six month period. Account balances attributable to non-active employees are $1,734,393,659 and $1,826,064,998 as of June 30, 2022 and 2021, respectively.
Plan Amendment — The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Concentrations of Investments —  Included in investments at June 30, 2022 and 2021, are shares of P&G common stock of $1,296,596,420 and $1,277,599,236, respectively. This investment represents 31.7 percent and 28.3 percent of total investments at June 30, 2022 and 2021, respectively. A significant decline in the market value of P&G common stock would significantly affect the net assets available for benefits.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. The cost of securities sold, transferred, or distributed is determined by the weighted‑average cost of securities allocated to the participant’s account.
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned daily and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. Recordkeeping fees of the Plan are paid by the Plan and/or participants through a reduction in their investment balances.  In addition, fees paid to other vendors are paid by the Plan.
During the plan year, the Plan’s fiduciaries retained a third-party benefits consultant to benchmark the fees participants pay for the Plan.  The result of the benchmarking for the Plan was that the Plan fees were reasonable, trending below the average of the benchmark group.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.  There were 9 and 11 participants who elected to withdrawal a total of $329,590 and $2,330,038 from the Plan but had not yet been paid at June 30, 2022 and 2021, respectively.
3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  There are no Level 2 or Level 3 investments in this plan. Assets are valued in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs.  There have been no changes in the methodologies used at June 30, 2022 and 2021.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Trust Funds — The Plan uses net asset values as a practical expedient to determine the fair value of the common collective trust funds. Net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions (purchases and sales) may occur daily.  Redemption for common collective trusts is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.  In accordance with GAAP, the common collective trust funds measured at net asset value have not been classified in the fair value hierarchy.  The fair value amounts presented in the table below are intended to permit reconciliation to the amounts presented in the Statement of Net Assets Available for Benefits.
Separately Managed Accounts — The Plan’s portfolio of individual securities is managed on the participant’s behalf.  Unlike a mutual fund or exchanged-traded fund, the Plan directly owns the individual securities instead of pooling participant assets with other investors.  The individual assets of a separately managed account (SMA) are held in the name of the Plan (the Plan owns the underlying securities) and are considered separately as individual investments for accounting, auditing and financial statement reporting purposes.  The Plan’s separately managed accounts that are available as investment options for the Plan participants are Procter & Gamble Savings Plan – Russell 2000 Index Separately Managed Account and P&G Savings Short-Term Invested Unitized Account.
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, June 30, 2022 and 2021, there were no transfers between levels.
Securities Lending – The Procter & Gamble Savings Plan – Russell 2000 Index Separately Managed Account (also referred to as the Small Cap Equity SL Fund) has a securities lending (SL) program. An agreement was established between BlackRock, Inc. (BlackRock), the Fund Manager, and the Company to lend securities held in the Plan account to third-parties. The fair value of the securities loaned by the Plan is $163,778,393 at June 30, 2022. The collateral and the securities loaned are marked-to-market on a daily basis so that all loaned securities are fully collateralized at all times.

The SL program for the Small Cap Equity SL Fund has been designed by BlackRock to largely mitigate SL financial risks. SL could result in a loss, if either a) the borrower fails to timely return the on-loan securities or does not return the on-loan securities at all, or b) the collateral for the security on loan is reinvested and declines in value. These two risks have been in principle mitigated as the Fund Manager (BlackRock) of the Small Cap Equity SL Fund provides a full indemnification to replace on loan securities if borrowers default, and our SL agreement requires BlackRock to hold received collateral, thereby eliminating the reinvestment risk. The remaining financial risk is estimated to be very small as is requires simultaneously that a) the borrower of the securities defaults, b) the posted collateral is insufficient to purchase replacement securities and c) the Fund Manager (BlackRock) defaults at the same time, and hence would be unable to honor its indemnification and other contractual requirements. This already small risk is further mitigated as BlackRock requires collaterals to be marked-to-market daily. If the value of the collateral declines, the borrower is required to provide additional collateral until the collateral covers 102% to 105% of the value of the loaned securities.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2022 and 2021.

	Fair Value Measurements
	Quoted Prices in Active Markets
	For Identical Assets

	2022	2021

Investments Measured at Fair Value:
Common Stock - Level 1	$ 1,298,005,298	$ 1,279,147,079
Separately Managed Accounts:
Common Stock - Level 1	315,268,684	-
Money Market Fund - Level 1	198,618,940	-
Total Investments Measured at Fair Value	1,811,892,922	1,279,147,079

Investments measured at NAV:
Common Collective Trusts	2,277,771,462	3,233,417,118

Total Investments	$ 4,089,664,384	$ 4,512,564,197

Investment Reclassification – For the year ended June 30, 2022, separately managed accounts totaling $513,887,624 were reclassified from Investments measured at NAV. The underlying holdings of the SMAs were reported within the fair value hierarchy as Level 1.
4.	EXEMPT PARTY‑IN‑INTEREST TRANSACTIONS
Certain Plan investments are shares of P&G common stock and funds managed by Northern Trust, BlackRock, and State Street Global Advisors. Transactions with the recordkeeper, trustee, custodian, and investment manager qualify as party‑in‑interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At June 30, 2022 and 2021, the Plan held 9,021,937 and 9,461,131 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $647,011,465 and $637,714,763, respectively. During the years ended June 30, 2022 and 2021, the Plan recorded dividend income on Company common stock of $32,385,050 and $31,400,795, respectively.
During the years ended June 30, 2022 and 2021, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $85,641,406 and $152,003,928, respectively.
5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

6.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter from the IRS. The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the determination letter. However, the Company and Plan management have concluded that the Plan, as designed and operated, complies with the applicable requirements of the Internal Revenue Code and the Plan and related trust remain tax‑exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of June 30, 2022 and 2021, to Form 5500:

	2022	2021

Net assets available for benefits per the financial
statements	$ 4,108,677,424	$ 4,530,511,522
Less: certain deemed distributions of participant loans	(2,117,918)	(2,052,837)

Net assets available for benefits per the Form 5500	$ 4,106,559,506	$ 4,528,458,685

The following is a reconciliation of investment income on notes receivable from participants per the financial statements for the year ended June 30, 2022, to Form 5500:

Investment income on notes receivable from participants	$ 768,573
Less: interest on deemed distribution	(3,615)

Interest on participant loans per the Form 5500	$ 764,958

The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2022, to Form 5500 net income:
Net decrease in assets available for benefits per the financial
statements prior to net transfers	$ (422,226,445)
Plus: previously deemed distribution of participant loans	218,069
Less: certain deemed distributions of participant loans and related interest	(283,150)

Net loss per the Form 5500	$ (422,291,526)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 2022 to Form 5500:

Benefits paid to participants per the financial statements	$ 320,304,234
Less: previously deemed distributions of participant loans	(218,069)
Plus: current deemed distributions	279,535

Benefits paid to participants per the Form 5500	$ 320,365,700

******

SUPPLEMENTAL SCHEDULE

THE PROCTER & GAMBLE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2022

EIN: 31-0411980
PLAN: 042

Identity of Issuer	Description of Investment	Fair Value
INVESTMENTS AT FAIR VALUE:

The Procter & Gamble Company*	Common stock	$ 1,296,596,420

The J.M. Smucker Company	Common stock	1,408,878

BlackRock*	Procter & Gamble Savings Plan – Russell 2000 Index SMA***	315,268,684

BlackRock*	P&G Savings Short-Term Invested Unitized Account (money market fund)	198,618,940

Common Collective Trusts
BlackRock*	US Debt Index Non-Lendable Fund	312,124,744
BlackRock*	ACWI EX-US Index Non-Lendable	196,513,224
BlackRock*	Global Equity Index Fund	481,073,681
BlackRock*	Blackrock Equity Non-Lending Class	1,051,180,091
State Street Global Advisors*	SSgA US Short Term Government/Credit Bond Index	88,245,691
State Street Global Advisors*	SSgA Real Return Ex-Natural Resources Equity Non-Lending Series Fund	146,640,038
Northern Trust*	Short Term Investment Fund	1,993,993
Total Common Collective Trusts		2,277,771,462

Loans to participants*	Various participants, interest rates ranging from
	4.21% to 10.5% various maturities through December 2031**	17,060,497

TOTAL INVESTMENTS		$ 4,106,724,881
* Denotes party-in-interest.
** Net of loans deemed distributed of $2,117,918
*** See underlying holdings on pages 15-61

Procter & Gamble Savings Plan – Russell 2000 Index Separately Managed Account
Underlying Holdings ***
As of June 30, 2022
Security Name	Fair Value
SHORT-TERM INVESTMENT FUND	$ 4,069,285
BIOHAVEN PHARMACEUTICAL HOLDING CO	1,238,535
SHOCKWAVE MEDICAL INC	928,704
CHART INDUSTRIES INC	839,578
HALOZYME THERAPEUTICS INC	814,792
SAILPOINT TECHNOLOGIES HOLDINGS IN	797,352
SOUTHSTATE CORP	793,333
SOUTHWEST GAS HOLDINGS INC	785,375
STAG INDUSTRIAL REIT INC	761,038
AGREE REALTY REIT CORP	728,441
MATADOR RESOURCES	720,235
GLACIER BANCORP INC	720,215
RBC BEARINGS INC	720,010
INTRA CELLULAR THERAPIES INC	713,386
EMCOR GROUP INC	713,204
MURPHY USA INC	711,651
SELECTIVE INSURANCE GROUP INC	707,865
FIRST FINANCIAL BANKSHARES INC	698,653
HEALTHEQUITY INC	695,917
SILICON LABORATORIES INC	695,071
TEXAS ROADHOUSE INC	682,736
OMNICELL INC	682,159
SAIA INC	681,876
TENABLE HOLDINGS INC	681,695
CMC MATERIALS INC	679,639
INSPIRE MEDICAL SYSTEMS INC	679,532
KINSALE CAPITAL GROUP INC	677,668
QUALYS INC	671,948
ROGERS CORP	670,164
AMN HEALTHCARE INC	669,670
ALKERMES	664,674
VONAGE HOLDINGS CORP	660,945
EXLSERVICE HOLDINGS INC	652,525
IRIDIUM COMMUNICATIONS INC	652,417
BLACK HILLS CORP	648,453
EXPONENT INC	643,126
BLACKSTONE MORTGAGE TRUST REIT CLA	641,197
SYNAPTICS INC	639,713

TEGNA INC	638,830
UNITED BANKSHARES INC	637,713
LHC GROUP INC	633,239
SANDERSON FARMS INC	628,701
LIGHT WONDER INC	628,444
INDEPENDENCE REALTY INC TRUST	626,792
ASGN INC	624,259
RLI CORP	619,792
LANTHEUS HOLDINGS INC	616,126
MURPHY OIL CORP	611,136
VALLEY NATIONAL	610,765
HELMERICH & PAYNE INC	606,371
OLD NATIONAL BANCORP	597,265
ONE GAS INC	595,610
SIMPSON MANUFACTURING INC	594,404
POWER INTEGRATIONS INC	591,529
PORTLAND GENERAL ELECTRIC	591,028
NOVANTA INC	589,979
NEW JERSEY RESOURCES CORP	586,282
S JERSEY INDS INC	572,221
BROOKFIELD INFRASTRUCTURE CORP CLA	567,163
UFP INDUSTRIES INC	567,129
SM ENERGY	567,075
TERRENO REALTY REIT CORP	564,712
BALCHEM CORP	563,850
MEDPACE HOLDINGS INC	563,358
ESSENT GROUP LTD	563,116
HEALTHCARE REALTY TRUST REIT INC	561,843
SPS COMMERCE INC	561,293
APELLIS PHARMACEUTICALS INC	560,909
RYMAN HOSPITALITY PROPERTIES REIT	560,873
PNM RESOURCES INC	557,019
CHAMPIONX CORP	554,669
HOULIHAN LOKEY INC CLASS A	549,432
COMMERCIAL METALS	547,309
OPTION CARE HEALTH INC	546,018
SERVISFIRST BANCSHARES INC	540,839
ENSIGN GROUP INC	537,800
HOME BANCSHARES INC	537,777
CADENCE BANK	537,598
PHYSICIANS REALTY TRUST REIT	537,128
INTELLIA THERAPEUTICS INC	533,024
RAPID7 INC	529,924

HANCOCK WHITNEY CORP	528,369
CIVITAS RESOURCES INC	527,083
HELEN OF TROY LTD	526,696
MAXIMUS INC	524,834
PHILLIPS EDISON AND COMPANY INC	523,167
EVOQUA WATER TECHNOLOGIES CORP	522,988
UMB FINANCIAL CORP	522,541
SPIRE INC	518,285
KITE REALTY GROUP TRUST REIT	516,245
PS BUSINESS PARKS REIT INC	514,663
ASBURY AUTOMOTIVE GROUP INC	512,423
INDEPENDENT BANK CORP	507,717
BLACKLINE INC	503,829
LIVENT CORP	502,402
APPLIED INDUSTRIAL TECHNOLOGIES IN	501,911
AVIENT CORP	499,838
ARROWHEAD PHARMACEUTICALS INC	496,461
INSPERITY INC	495,756
CASELLA WASTE SYSTEMS INC CLASS A	495,678
ATKORE INC	488,265
CELSIUS HOLDINGS INC	487,623
FIRST INTERSTATE BANCSYSTEM INC CL	486,893
ORMAT TECH INC	485,692
CABOT CORP	485,059
MARQETA INC CLASS A	481,256
MAGNOLIA OIL GAS CORP CLASS A	479,873
JOHN BEAN TECHNOLOGIES CORP	477,456
SEMTECH CORP	475,600
FLUOR CORP	473,364
ONTO INNOVATION INC	471,373
BROADSTONE NET LEASE INC	471,176
TURNING POINT THERAPEUTICS INC	470,313
RADIAN GROUP INC	468,770
FOX FACTORY HOLDING CORP	466,729
ZIFF DAVIS INC	466,632
STAAR SURGICAL	464,875
ZURN WATER SOLUTIONS CORP	463,162
THE SIMPLY GOOD FOODS COMPANY	462,456
COMMUNITY BANK SYSTEM INC	462,197
PATTERSON UTI ENERGY INC	461,800
SENSIENT TECHNOLOGIES CORP	460,723
FRANKLIN ELECTRIC INC	459,926
WATTS WATER TECHNOLOGIES INC CLASS	458,807

TRITON INTERNATIONAL LTD	458,529
LIVANOVA PLC	458,405
ALLETE INC	456,368
GATX CORP	455,923
KARUNA THERAPEUTICS INC	453,032
CVB FINANCIAL CORP	452,013
HAEMONETICS CORP	451,893
INARI MEDICAL INC	447,442
BOX INC CLASS A	444,651
HANNON ARMSTRONG SUSTAINABLE INFRA	440,539
IRHYTHM TECHNOLOGIES INC	440,438
SABRA HEALTH CARE REIT INC	439,776
AEROJET ROCKETDYNE HOLDINGS INC	439,454
CYTOKINETICS INC	439,026
VARONIS SYSTEMS INC	438,129
NORTHWESTERN CORP	438,086
HB FULLER	437,064
HILTON GRAND VACATIONS INC	437,014
CNX RESOURCES CORP	434,923
PERFICIENT INC	432,502
APPLE HOSPITALITY REIT INC	431,855
DIGITALOCEAN HOLDINGS INC	431,385
WORKIVA INC CLASS A	430,783
AVISTA CORP	430,662
WELBILT INC	427,294
KORN FERRY	426,679
API GROUP CORP	423,367
UNITED COMMUNITY BANKS INC	423,354
INNOVATIVE INDUSTRIAL PROPERTIES I	417,506
DENBURY INC	416,511
LXP INDUSTRIAL TRUST	415,574
VIAVI SOLUTIONS INC	413,755
CALIFORNIA RESOURCES CORP	413,221
MERIT MEDICAL SYSTEMS INC	412,506
FORMFACTOR INC	412,087
BLUEPRINT MEDICINES CORP	412,010
GOODYEAR TIRE & RUBBER	411,939
ACI WORLDWIDE INC	411,444
POTLATCHDELTIC CORP	411,365
FABRINET	409,798
AMERICAN STATES WATER	409,262
MUELLER INDUSTRIES INC	408,095
ALARM.COM HOLDINGS INC	408,090

ACADEMY SPORTS AND OUTDOORS INC	407,075
HILLENBRAND INC	406,159
EASTERN BANKSHARES INC	405,622
EQUITY COMMONWEALTH REIT	405,159
ARCONIC CORP	404,874
CALIFORNIA WATER SERVICE GROUP	404,848
PRESTIGE CONSUMER HEALTHCARE INC	404,838
WALKER & DUNLOP INC	404,724
CROCS INC	404,058
CORPORATE OFFICE PROPERTIES TRUST	403,771
AMICUS THERAPEUTICS INC	403,727
COMFORT SYSTEMS USA INC	402,945
MATSON INC	399,601
HOSTESS BRANDS INC CLASS A	399,299
TRINET GROUP INCINARY	399,277
ABM INDUSTRIES INC	398,422
BANKUNITED INC	396,712
DENALI THERAPEUTICS INC	396,216
ENVESTNET INC	395,775
BELLRING BRANDS INC	395,378
VISTEON CORP	393,293
DORMAN PRODUCTS INC	393,201
DIODES INC	392,908
DIGITALBRIDGE GROUP INC CLASS A	392,616
CATHAY GENERAL BANCORP	392,440
MANTECH INTERNATIONAL CORP CLASS A	392,109
AMERICAN EQUITY INVESTMENT LIFE HO	391,336
CLEARWAY ENERGY INC CLASS C	390,522
CALLAWAY GOLF	389,395
MGE ENERGY INC	386,971
R1 RCM INC	386,607
ADIENT PLC	386,109
BRINKS	385,751
RESIDEO TECHNOLOGIES INC	384,807
ALLEGHENY TECHNOLOGIES INC	384,776
PTC THERAPEUTICS INC	384,296
PBF ENERGY INC CLASS A	384,138
ESSENTIAL PROPERTIES REALTY TRUST	384,112
COMMVAULT SYSTEMS INC	383,690
KOSMOS ENERGY LTD	382,282
BEACON ROOFING SUPPLY INC	381,913
FEDERATED HERMES INC CLASS B	381,480
LCI INDUSTRIES	380,168

ASSOCIATED BANCORP	379,991
SPROUTS FARMERS MARKET INC	379,294
SUMMIT MATERIALS INC CLASS A	379,278
ALTAIR ENGINEERING INC CLASS A	377,790
OTTER TAIL CORP	377,741
PAPA JOHNS INTERNATIONAL INC	375,924
INSIGHT ENTERPRISES INC	375,404
WD-40	374,731
ADVANCED ENERGY INDUSTRIES INC	374,095
GROUP AUTOMOTIVE INC	373,730
VERINT SYSTEMS INC	372,722
CONMED CORP	369,921
BLACKBAUD INC	369,790
TAYLOR MORRISON HOME CORP	368,738
TEXAS CAPITAL BANCSHARES INC	368,375
WHITING PETROLEUM CORP	367,702
DYCOM INDUSTRIES INC	367,508
BLOOM ENERGY CLASS A CORP	366,795
NATIONAL HEALTH INVESTORS REIT INC	366,509
SPROUT SOCIAL INC CLASS A	366,306
FIRSTCASH HOLDINGS INC	366,248
AMERIS BANCORP	364,634
MR COOPER GROUP INC	364,608
SIMMONS FIRST NATIONAL CORP CLASS	363,482
AXONICS INC	362,518
PATTERSON COMPANIES INC	362,024
COCA COLA CONSOLIDATED INC	362,024
MERITAGE CORP	359,600
PACIFIC PREMIER BANCORP INC	359,213
PACIRA BIOSCIENCES INC	358,720
SITE CENTERS CORP	358,598
EQUITRANS MIDSTREAM CORP	357,502
SITIME CORP	356,710
NEOGEN CORP	356,171
COGENT COMMUNICATIONS HOLDINGS INC	355,507
SPIRIT AIRLINES INC	354,906
WSFS FINANCIAL CORP	353,353
UNIFIRST CORP	352,797
NUVASIVE INC	351,740
ATLANTIC UNION BANKSHARES CORP	350,360
VALARIS LTD	350,296
SELECT MEDICAL HOLDINGS CORP	350,025
MERITOR INC	349,313

STEVEN MADDEN LTD	347,417
FIRST BANCORP	346,349
MOELIS CLASS A	345,965
SKYLINE CHAMPION CORP	344,364
EVOLENT HEALTH INC CLASS A	343,614
INDEPENDENT BANK GROUP INC	343,353
PEABODY ENERGY CORP	343,264
LANCASTER COLONY CORP	341,396
SIGNET JEWELERS LTD	341,342
OUTFRONT MEDIA INC	340,729
KULICKE AND SOFFA INDUSTRIES INC	340,125
ENSTAR GROUP LTD	339,800
UPWORK INC	339,379
ALBANY INTERNATIONAL CORP CLASS A	338,561
WERNER ENTERPRISES INC	338,535
FORWARD AIR CORP	337,493
INGEVITY CORP	336,410
BEAM THERAPEUTICS INC	335,771
ENERSYS	334,716
SANMINA CORP	334,393
MAXLINEAR INC	333,582
BUMBLE INC CLASS A	331,410
CUSHMAN AND WAKEFIELD PLC	331,028
NETSCOUT SYSTEMS INC	329,868
OASIS PETROLEUM INC	327,847
HUB GROUP INC CLASS A	325,756
AMBARELLA INC	325,598
VISHAY INTERTECHNOLOGY INC	324,199
CACTUS INC CLASS A	324,174
AAON INC	323,686
BADGER METER INC	323,479
RAMBUS INC	323,467
INNOSPEC INC	323,291
HAMILTON LANE INC CLASS A	323,069
BOISE CASCADE	321,722
BELDEN INC	321,165
TRUPANION INC	320,945
INSMED INC	320,430
FULTON FINANCIAL CORP	319,518
INTEGER HOLDINGS CORP	318,747
CHEGG INC	318,584
SPX CORP	318,308
MACOM TECHNOLOGY SOLUTIONS INC	317,721

OWENS & MINOR INC	317,614
VERRA MOBILITY CORP CLASS A	317,389
HERC HOLDINGS INC	317,328
SONOS INC	315,592
ALPHA METALLURGICAL RESOURCE INC	315,465
GOLAR LNG LTD	314,519
ALTRA INDUSTRIAL MOTION CORP	314,254
MOOG INC CLASS A	313,194
UNITED NATURAL FOODS INC	313,112
KB HOME	312,263
ALIGHT INC CLASS A	311,141
ARCOSA INC	307,413
KENNEDY WILSON HOLDINGS INC	307,112
ITRON INC	306,515
WINGSTOP INC	305,884
CHESAPEAKE UTILITIES CORP	305,349
NATIONAL VISION HOLDINGS INC	305,278
UNITI GROUP INC	304,181
INTERNATIONAL BANCSHARES CORP	303,766
EVERTEC INC	303,375
BRADY NONVOTING CORP CLASS A	302,667
ABCELLERA BIOLOGICS INC	300,351
CARGURUS INC CLASS A	299,528
COVETRUS INC	298,945
ARCH RESOURCES INC CLASS A	298,629
O I GLASS INC	298,382
STEPAN	295,942
GRAHAM HOLDINGS COMPANY CLASS B	295,324
PROGYNY INC	295,293
NU SKIN ENTERPRISES INC CLASS A	294,960
PEBBLEBROOK HOTEL TRUST REIT	294,880
PLEXUS CORP	294,140
Q2 HOLDINGS INC	293,556
ARTISAN PARTNERS ASSET MANAGEMENT	293,488
HELIOS TECHNOLOGIES INC	293,223
SUNSTONE HOTEL INVESTORS REIT INC	292,213
STONECO LTD CLASS A	292,030
COLUMBIA BANKING SYSTEM INC	291,342
TREEHOUSE FOODS INC	290,482
J AND J SNACK FOODS CORP	290,213
CHIMERA INVESTMENT CORP	289,666
PAGERDUTY INC	289,282
FEDERAL SIGNAL CORP	289,250

PRIMO WATER CORP	288,874
FOUR CORNERS PROPERTY INC TRUST	288,767
KADANT INC	287,019
HECLA MINING	286,685
FOOT LOCKER INC	286,360
CNO FINANCIAL GROUP INC	285,315
GLAUKOS CORP	284,057
MULTIPLAN CORP CLASS A	283,778
AXOS FINANCIAL INC	283,609
FATE THERAPEUTICS INC	282,591
GENTHERM INC	281,906
JOHN WILEY AND SONS INC CLASS A	281,784
DUOLINGO INC CLASS A	280,948
MEDIFAST INC	280,332
ARVINAS INC	279,436
RUSH ENTERPRISES INC CLASS A	279,367
ARBOR REALTY TRUST REIT INC	277,630
QUAKER CHEMICAL CORP	277,360
BOOT BARN HOLDINGS INC	277,087
CORCEPT THERAPEUTICS INC	276,894
HERBALIFE NUTRITION LTD	276,259
JACKSON FINANCIAL INC CLASS A	275,846
TRINITY INDUSTRIES INC	275,648
FIRST MERCHANTS CORP	275,592
SEAWORLD ENTERTAINMENT INC	274,844
INSTALLED BUILDING PRODUCTS INC	274,761
FOCUS FINANCIAL PARTNERS INC CLASS	273,127
PROGRESS SOFTWARE CORP	272,615
MINERALS TECHNOLOGIES INC	272,472
MILLERKNOLL INC	272,341
TRONOX HOLDINGS PLC	271,404
WASHINGTON FEDERAL INC	271,231
GLOBAL BLOOD THERAPEUTICS INC	270,648
ENCORE WIRE CORP	270,504
FRONTDOOR INC	270,346
PIPER SANDLER COMPANIES	270,250
BIOCRYST PHARMACEUTICALS INC	268,446
TWIST BIOSCIENCE CORP	267,829
BANNER CORP	267,335
CALIX NETWORKS INC	265,507
CRACKER BARREL OLD COUNTRY STORE I	264,830
CBIZ INC	264,655
GMS INC	264,419

RETAIL OPPORTUNITY INVESTMENTS REI	264,410
KENNAMETAL INC	264,172
CALLON PETROLEUM	263,777
CSG SYSTEMS INTERNATIONAL INC	263,666
YELP INC	263,510
AEROVIRONMENT INC	260,738
MAXAR TECHNOLOGIES INC	259,882
SABRE CORP	259,406
APPIAN CORP CLASS A	259,107
INTERDIGITAL INC	258,218
ENERGIZER HOLDINGS INC	258,183
MACERICH REIT	257,441
KONTOOR BRANDS INC	257,016
TEREX CORP	256,895
CAL MAINE FOODS INC	256,339
BANCFIRST CORP	256,311
FLAGSTAR BANCORP INC	256,091
FIRST FINANCIAL BANCORP	255,556
WESBANCO INC	255,234
WASHINGTON REAL ESTATE INVESTMENT	254,356
ATRICURE INC	254,149
EDGEWELL PERSONAL CARE	253,998
DELEK US HOLDINGS INC	253,645
INTERNATIONAL GAME TECHNOLOGY PLC	253,270
MDC HOLDINGS INC	253,117
TOWNEBANK	252,712
VIR BIOTECHNOLOGY INC	252,051
SHOALS TECHNOLOGIES GROUP INC CLAS	251,304
SEACOAST BANKING OF FLORIDA	250,278
SUPER MICRO COMPUTER INC	249,968
MCGRATH RENT	249,964
DANA INCORPORATED INC	249,954
SUNNOVA ENERGY INTERNATIONAL INC	249,819
LIBERTY ENERGY INC CLASS A	248,629
TECHTARGET INC	248,619
RLJ LODGING TRUST REIT	248,451
MUELLER WATER PRODUCTS INC SERIES	247,890
TRUSTMARK CORP	247,356
LGI HOMES INC	247,317
GENWORTH FINANCIAL A INC	246,913
RED ROCK RESORTS ORS CLASS A INC	246,130
MEDNAX INC	245,586
AXCELIS TECHNOLOGIES INC	245,080

CARETRUST REIT INC	244,330
NORTHWEST NATURAL HOLDING COMPANY	244,260
CAVCO INDUSTRIES INC	243,812
KAR AUCTION SERVICES INC	243,351
HAIN CELESTIAL GROUP INC	242,362
ALLEGIANT TRAVEL	241,560
ESCO TECHNOLOGIES INC	241,073
SANDY SPRING BANCORP INC	240,281
PARK NATIONAL CORP	239,833
URBAN EDGE PROPERTIES	239,664
LIVERAMP HOLDINGS INC	239,620
ICF INTERNATIONAL INC	239,020
INVENTRUST PROPERTIES CORP	238,171
MASONITE INTERNATIONAL CORP	237,866
APPFOLIO INC CLASS A	237,749
ATLAS AIR WORLDWIDE HOLDINGS INC	237,707
TRI POINTE HOMES INC	237,681
TWO HARBORS INVESTMENT REIT CORP	237,033
PRICESMART INC	237,024
DIAMONDROCK HOSPITALITY REIT	236,563
AMERICAN EAGLE OUTFITTERS INC	236,368
AMKOR TECHNOLOGY INC	236,114
HEARTLAND FINANCIAL USA INC	235,947
ARCBEST CORP	235,669
KRATOS DEFENSE AND SECURITY SOLUTI	235,530
SCORPIO TANKERS INC	234,288
ENPRO INDUSTRIES INC	233,582
XEROX HOLDINGS CORP	232,358
CONSOL ENERGY INC	232,086
EASTERLY GOVERNMENT PROPERTIES INC	232,021
AIR TRANSPORT SERVICES GROUP INC	231,851
ALLSCRIPTS HEALTHCARE SOLUTIONS IN	231,467
ACADIA PHARMACEUTICALS INC	230,822
PROVIDENT FINANCIAL SERVICES INC	230,636
PJT PARTNERS INC CLASS A	230,448
SJW GROUP	229,794
STOCK YARDS BANCORP INC	229,649
SILVERGATE CAPITAL CLASS A CORP	229,376
PLANTRONICS INC	229,350
NEXTIER OILFIELD SOLUTIONS INC	228,754
SAGE THERAPEUTICS INC	228,716
XENIA HOTELS RESORTS REIT INC	228,121
NORTHERN OIL AND GAS INC	227,163

ARRAY TECHNOLOGIES INC	226,619
IOVANCE BIOTHERAPEUTICS INC	226,519
STRIDE INC	226,099
HILLTOP HOLDINGS INC	226,023
NAVIENT CORP	225,267
CINEMARK HOLDINGS INC	225,090
BRANDYWINE REALTY TRUST REIT	224,930
CONSTELLIUM SE CLASS A	224,464
LAKELAND FINANCIAL CORP	223,171
STRATEGIC EDUCATION INC	222,750
PIEDMONT OFFICE REALTY TRUST REIT	221,715
HOPE BANCORP INC	221,177
WOLVERINE WORLD WIDE INC	221,155
DIGITAL TURBINE INC	221,065
B AND G FOODS INC	220,678
ADTALEM GLOBAL EDUCATION INC	220,424
GREIF INC CLASS A	220,326
COHEN & STEERS INC	219,767
RENASANT CORP	219,388
CENTRAL GARDEN AND PET CLASS A	218,975
TELEPHONE AND DATA SYSTEMS INC	218,502
COURSERA INC	218,088
KNOWLES CORP	217,041
NBT BANCORP INC	216,669
HORACE MANN EDUCATORS CORP	216,540
VERITIV CORP	216,340
WARRIOR MET COAL INC	216,107
IRONWOOD PHARMA INC CLASS A	215,450
EMERGENT BIOSOLUTIONS INC	214,331
XENCOR INC	214,280
NORTHWEST BANCSHARES INC	214,208
WINNEBAGO INDUSTRIES INC	213,713
CHEMOCENTRYX INC	213,703
VISTA OUTDOOR INC	213,519
PALOMAR HOLDINGS INC	213,228
XPERI HOLDING CORP	213,073
NV5 GLOBAL INC	212,934
E2OPEN PARENT HOLDINGS INC CLASS A	212,791
GCP APPLIED TECHNOLOGIES INC	212,078
BANK OF NT BUTTERFIELD & SON LTD	212,061
CORNERSTONE BUILDING BRANDS INC	211,741
MICROSTRATEGY INC CLASS A	211,618
CSW INDUSTRIALS INC	210,181

NEVRO CORP	209,420
MIDDLESEX WATER	208,065
CLAROS MORTGAGE TRUST INC	208,052
BARNES GROUP INC	207,797
TELLURIAN INC	207,688
EAGLE BANCORP INC	207,134
MATERION CORP	205,780
TRIUMPH BANCORP INC	205,322
APOLLO MEDICAL HOLDINGS INC	204,797
VECTOR GROUP LTD	204,498
GLOBAL NET LEASE INC	204,074
LTC PROPERTIES REIT INC	203,736
DYNAVAX TECHNOLOGIES CORP	203,266
APOLLO COMMERCIAL REAL ESTATE FINA	202,285
ELF BEAUTY INC	201,782
SHAKE SHACK INC CLASS A	201,624
TRAVERE THERAPEUTICS INC	201,569
BLOOMIN BRANDS INC	201,484
HNI CORP	201,063
CANNAE HOLDINGS INC	200,865
BEYOND MEAT INC	200,521
UNIVERSAL CORP	200,134
AMERESCO INC CLASS A	199,234
MYR GROUP INC	198,645
NEWMARK GROUP INC CLASS A	198,206
LINDSAY CORP	198,167
WEATHERFORD INTERNATIONAL PLC	198,045
TANGER FACTORY OUTLET CENTERS REIT	197,715
PRA GROUP INC	197,471
MYRIAD GENETICS INC	197,181
AMERICAN ASSETS TRUST REIT INC	197,060
EMBECTA CORP	196,711
VERITEX HOLDINGS INC	196,656
EPLUS	196,597
ENTERPRISE FINANCIAL SERVICES CORP	196,503
GRAY TELEVISION INC	196,397
EVERI HOLDINGS INC	196,307
WESTAMERICA BANCORPORATION	196,146
CEREVEL THERAPEUTICS HOLDINGS INC	196,079
AAR CORP	195,602
SCHRODINGER INC	195,276
TRICO BANCSHARES	195,202
VERACYTE INC	195,040

GOLDEN OCEAN GROUP LTD	194,923
ACUSHNET HOLDINGS CORP	194,396
SUPERNUS PHARMACEUTICALS INC	193,851
MONRO INC	193,732
FB FINANCIAL CORP	193,355
DAVE AND BUSTERS ENTERTAINMENT INC	193,140
TENNECO INC CLASS A	193,084
NMI HOLDINGS INC CLASS A	192,890
NEXPOINT RESIDENTIAL TRUST INC	192,781
PING IDENTITY HOLDING CORP	192,683
LUMINAR TECHNOLOGIES INC CLASS A	192,452
BRP GROUP INC CLASS A	192,331
1LIFE HEALTHCARE INC	192,166
MGP INGREDIENTS INC	191,973
TRINSEO PLC	191,954
WORTHINGTON INDUSTRIES INC	191,879
GRAFTECH INTERNATIONAL LTD	191,604
ENCORE CAPITAL GROUP INC	190,988
US PHYSICAL THERAPY INC	190,772
ACADIA REALTY TRUST REIT	190,736
FISKER INC CLASS A	190,177
FUELCELL ENERGY INC	189,731
PARSONS CORP	189,529
NIKOLA CORP	189,434
SHUTTERSTOCK INC	189,008
OXFORD INDUSTRIES INC	188,129
CRYOPORT INC	188,049
KRYSTAL BIOTECH INC	187,591
VIRGIN GALACTIC HOLDINGS INC SHS C	187,336
STEPSTONE GROUP INC CLASS A	186,921
HURON CONSULTING GROUP INC	186,911
SAFETY INSURANCE GROUP INC	186,820
ST JOE	186,248
PARAMOUNT GROUP REIT INC	185,037
MADISON SQUARE GARDEN ENTERTAINMEN	185,012
LIGAND PHARMACEUTICALS INC	184,775
STONEX GROUP INC	183,855
STEWART INFO SERVICES CORP	183,826
AURINIA PHARMACEUTICALS INC	183,463
CORECIVIC REIT INC	183,437
ULTRA CLEAN HOLDINGS INC	183,086
COHU INC	183,011
METHODE ELECTRONICS INC	182,644

CARPENTER TECHNOLOGY CORP	182,615
AMPHASTAR PHARMACEUTICALS INC	182,230
GRANITE CONSTRUCTION INC	181,455
CHEFS WAREHOUSE INC	181,150
CENTURY COMMUNITIES INC	181,139
TTEC HOLDINGS INC	180,520
OSI SYSTEMS INC	180,449
WORLD FUEL SERVICES CORP	180,334
PROTO LABS INC	180,165
PENNYMAC FINANCIAL SERVICES INC	179,561
INTER PARFUMS INC	179,508
ALEXANDER AND BALDWIN INC	178,997
LAUREATE EDUCATION INC	178,652
PERIMETER SOLUTIONS SA	178,426
MERIDIAN BIOSCIENCE INC	178,292
ADAPTHEALTH CORP	178,091
PENNYMAC MORTGAGE INVESTMENT TRUST	177,909
CHEESECAKE FACTORY INC	177,780
ASANA INC CLASS A	177,699
FASTLY INC CLASS A	177,668
ARCUS BIOSCIENCES INC	177,583
SUNPOWER CORP	177,420
ODP CORP	177,206
HEALTHCARE SERVICES GROUP INC	177,025
CORVEL CORP	176,871
GRIFFON CORP	176,589
AVANOS MEDICAL INC	176,015
NELNET INC CLASS A	175,786
BEAUTY HEALTH COMPANY CLASS A CLAS	175,230
ADDUS HOMECARE CORP	175,221
FIRST COMMONWEALTH FINANCIAL CORP	175,077
RELAY THERAPEUTICS INC	174,904
JELD WEN HOLDING INC	174,847
SALLY BEAUTY HOLDINGS INC	174,783
GIBRALTAR INDUSTRIES INC	174,685
HARMONY BIOSCIENCES HLDG INC	174,450
COMPASS DIVERSIFIED	174,295
TEXTAINER GROUP HOLDINGS LTD	174,081
PROASSURANCE CORP	173,586
TTM TECHNOLOGIES INC	173,300
BRIGHAM MINERALS INC CLASS A	172,927
PRIVIA HEALTH GROUP INC	172,420
SILK ROAD MEDICAL INC	172,379

COMMSCOPE HOLDING INC	170,821
KFORCE INC	170,771
KAISER ALUMINIUM CORP	170,597
CLEAR SECURE INC CLASS A	169,840
PHREESIA INC	169,293
FIRST BANCORP	169,265
INGLES MARKETS INC CLASS A	168,989
IMPINJ INC	168,735
URBAN OUTFITTERS INC	168,724
CENTERSPACE	168,319
VIRTUS INVESTMENT PARTNERS INC	168,284
CENTENNIAL RESOURCE DEVELOPMENT IN	168,235
3D SYSTEMS CORP	168,082
JOBY AVIATION INC CLASS A	168,079
REVOLUTION MEDICINES INC	167,750
CELLDEX THERAPEUTICS INC	167,287
GREEN DOT CORP CLASS A	166,931
CYTEK BIOSCIENCES INC	166,637
AGIOS PHARMACEUTICALS INC	166,630
OFG BANCORP	166,319
NABORS INDUSTRIES LTD	165,768
LADDER CAPITAL CORP CLASS A	165,678
COMPASS MINERALS INTERNATIONAL INC	165,590
WEIS MARKETS INC	164,584
FIRST BUSEY CORP	164,086
VICOR CORP	163,479
LENDINGCLUB CORP	163,251
CAPITOL FEDERAL FINANCIAL INC	163,000
VERICEL CORP	161,681
JACK IN THE BOX INC	161,677
LAREDO PETROLEUM INC	160,975
MOMENTIVE GLOBAL INC	160,970
FULGENT GENETICS INC	160,700
TRIMAS CORP	160,602
CITY HOLDING	159,840
ZIPRECRUITER INC CLASS A	159,834
KURA ONCOLOGY INC	159,801
ARGO GROUP INTERNATIONAL HOLDINGS	159,604
MERCURY GENERAL CORP	159,436
PHOTRONICS INC	159,346
MAGNITE INC	159,325
SOUTHSIDE BANCSHARES INC	159,297
ALAMO GROUP INC	159,276

LIBERTY LATIN AMERICA LTD CLASS C	158,589
FIGS INC CLASS A	158,022
NATIONAL BEVERAGE CORP	157,880
SYLVAMO CORP	157,714
PRIMORIS SERVICES CORP	157,347
REPAY HOLDINGS CORP CLASS A	157,271
GREENBRIER INC	157,240
EVO PAYMENTS INC CLASS A	157,043
NOVAGOLD RESOURCES INC	156,859
ENERPAC TOOL GROUP CORP CLASS A	156,782
ANYWHERE REAL ESTATE INC	156,769
SURGERY PARTNERS INC	156,746
PATRICK INDUSTRIES INC	156,712
XOMETRY INC CLASS A	156,553
HILLMAN SOLUTIONS CORP	156,410
DUCK CREEK TECH INC	156,267
VAXCYTE INC	155,910
EXTREME NETWORKS INC	155,565
VERIS RESIDENTIAL INC	155,517
EMPLOYERS HOLDINGS INC	155,412
KNOWBE4 INC CLASS A	155,232
ARCHROCK INC	154,641
RADIUS GLOBAL INFRASTRUCTURE INC C	154,279
META FINANCIAL GROUP INC	154,023
OCEANFIRST FINANCIAL CORP	153,920
NATIONAL BANK HOLDINGS CORP CLASS	153,807
BERKSHIRE HILLS BANCORP INC	153,723
NATUS MEDICAL INC	153,691
MFA FINANCIAL INC	153,607
LYELL IMMUNOPHARMA INC	153,572
IVERIC BIO INC	153,554
CLEARWAY ENERGY INC CLASS A	152,625
LIVE OAK BANCSHARES INC	152,471
GETTY REALTY REIT CORP	152,322
FRONTLINE LTD	152,197
COMSTOCK RESOURCES INC	151,821
C3 AI INC CLASS A	151,558
EVERBRIDGE INC	150,718
M I HOMES INC	150,668
AXSOME THERAPEUTICS INC	150,596
NEW YORK MORTGAGE TRUST REIT INC	150,357
CAREDX INC	150,296
RECURSION PHARMACEUTICALS INC CLAS	150,126

SFL LTD	150,046
STURM RUGER INC	149,132
MALIBU BOATS CLASS A INC	149,011
PROS HOLDINGS INC	148,147
OPEN LENDING CORP CLASS A	148,141
BGC PARTNERS INC CLASS A	147,714
FRANKLIN BSP REALTY TRUST INC	147,714
TENNANT	147,651
ZENTALIS PHARMACEUTICALS INC	147,581
CTS CORP	147,539
NOW INC	147,404
CASSAVA SCIENCES INC	146,983
SPARTANNASH	146,868
OCEANEERING INTERNATIONAL INC	146,690
LEGALZOOM COM INC	146,552
SHENANDOAH TELECOMMUNICATIONS	146,542
OVERSTOCK COM INC	145,983
SKYWEST INC	145,839
MODIVCARE INC	145,256
ENERGY RECOVERY INC	145,203
REVOLVE GROUP CLASS A INC	144,526
CUSTOMERS BANCORP INC	144,448
ANDERSONS INC	143,704
BIGCOMMERCE HOLDINGS INC SERIES	142,382
BANCORP INC	142,359
INTERNATIONAL SEAWAYS INC	142,146
LIONS GATE ENTERTAINMENT NON VOTIN	142,039
S AND T BANCORP INC	142,005
DINE BRANDS GLOBAL INC	142,005
FIRST FOUNDATION INC	141,640
RENT-A-CENTER INC	141,538
STEM INC	140,665
ZUORA INC CLASS A	140,327
MESA LABORATORIES INC	140,311
CVR ENERGY INC	140,298
OPKO HEALTH INC	140,056
TALOS ENERGY INC	139,957
TOMPKINS FINANCIAL CORP	139,802
LA-Z-BOY INC	139,628
BROOKLINE BANCORP INC	139,462
PROTERRA INC	138,982
INFINERA CORP	138,497
NEOGENOMICS INC	138,493

LIVEPERSON INC	138,303
TUSIMPLE HOLDINGS INC CLASS A	138,028
GREEN PLAINS INC	137,915
CERENCE INC	137,579
STANDEX INTERNATIONAL CORP	136,920
QURATE RETAIL INC SERIES A	136,842
PACIFIC BIOSCIENCES OF CALIFORNIA	136,313
PAR TECHNOLOGY CORP	136,051
SYNDAX PHARMACEUTICALS INC	135,931
DIME COMMUNITY BANCSHARES INC	135,767
PGT INNOVATIONS INC	135,516
NEXTGEN HEALTHCARE INC	135,387
EMPIRE STATE REALTY REIT INC TRUST	135,335
IROBOT CORP	135,056
FLYWIRE CORP	134,887
AMERICAN WELL CORP CLASS A	134,797
REGENXBIO INC	134,245
AMERISAFE INC	134,238
XPEL INC	134,207
SCHOLASTIC CORP	134,024
MARTEN TRANSPORT LTD	133,786
KRISPY KREME INC	133,742
CRINETICS PHARMACEUTICALS INC	133,348
FRANCHISE GROUP INC	133,336
BANC OF CALIFORNIA INC	133,331
REVANCE THERAPEUTICS INC	133,280
IMMUNOGEN INC	133,070
VEECO INSTRUMENTS INC	132,871
WIDEOPENWEST INC	132,751
ENOVIX CORP	132,100
PROTHENA PLC	131,759
APARTMENT INVESTMENT AND MANAGEMEN	131,731
OFFICE PROPERTIES INCOME TRUST	131,690
AZZ INC	131,236
ALIGNMENT HEALTHCARE INC	131,215
CALERES INC	131,121
NECESSITY RETAIL REIT INC CLASS A	131,084
BRINKER INTERNATIONAL INC	131,034
BRIDGEBIO PHARMA INC	130,806
IHEARTMEDIA INC CLASS A	130,793
DELUXE CORP	130,237
DILLARDS INC CLASS A	130,136
NOBLE CORP	129,969

MANNKIND CORP	129,791
A10 NETWORKS INC	129,276
GULFPORT ENERGY CORP	129,045
COMPASS INC CLASS A	128,989
MODEL N INC	128,949
ORION ENGINEERED CARBONS SA	128,915
AVID TECHNOLOGY INC	128,634
UNITIL CORP	128,538
H AND E EQUIPMENT SERVICES INC	127,960
MONEYGRAM INTERNATIONAL INC	127,800
WARBY PARKER INC CLASS A	127,756
AGILYSYS INC	127,487
ASTEC INDUSTRIES INC	127,274
INNOVIVA INC	127,261
AVID BIOSERVICES INC	127,162
ENOVA INTERNATIONAL INC	126,952
ENANTA PHARMACEUTICALS INC	126,542
REDWOOD TRUST REIT INC	126,513
STEELCASE INC CLASS A	126,378
CERUS CORP	125,712
PREMIER FINANCIAL CORP	125,711
CONNECTONE BANCORP INC	125,526
ISTAR REIT INC	125,419
HESKA CORP	125,415
INDUSTRIAL LOGISTICS PROPERTIES TR	125,242
STANDARD MOTOR PRODUCTS INC	125,207
FIBROGEN INC	125,136
MONTROSE ENVIRONMENTAL GRP INC	125,115
ADVANSIX INC	125,066
ARCHAEA ENERGY INC CLASS A	124,908
GERMAN AMERICAN BANCORP INC	124,791
MARCUS & MILLICHAP INC	124,656
FRESH DEL MONTE PRODUCE INC	124,144
MADRIGAL PHARMACEUTICALS INC	124,120
CONTEXTLOGIC INC CLASS A	124,038
ALLOGENE THERAPEUTICS INC	123,952
LIBERTY MEDIA LIBERTY BRAVES CORP	123,912
LI CYCLE HOLDINGS CORP	123,599
PROG HOLDINGS INC	123,470
G III APPAREL GROUP LTD	122,938
UTZ BRANDS INC CLASS A	122,860
FEDERAL AGRICULTURAL MORTGAGE NON	122,453
AVIDXCHANGE HOLDINGS INC	122,352

ADAPTIVE BIOTECHNOLOGIES CORP	121,827
QCR HOLDINGS INC	121,801
ORIGIN BANCORP INC	121,289
LAKELAND BANCORP INC	121,171
OLO INC CLASS A	121,006
EXPRO GROUP HOLDINGS NV	120,776
MATTHEWS INTERNATIONAL CORP CLASS	120,443
DRIL QUIP INC	120,280
KKR REAL ESTATE FINANCE INC TRUST	120,248
READY CAPITAL CORP	120,213
HERITAGE FINANCIAL CORP	119,963
NETSTREIT CORP	119,825
APOGEE ENTERPRISES INC	119,699
KAMAN CORP	119,656
REDFIN CORP	119,645
LEMAITRE VASCULAR INC	119,478
NICOLET BANKSHARES INC	119,433
AMC NETWORKS CLASS A INC	119,421
PROPETRO HOLDING CORP	119,050
GOOSEHEAD INSURANCE INC CLASS A	119,016
TIMKENSTEEL CORP	118,809
BLUCORA INC	118,772
BROADMARK REALTY CAPITAL INC	118,646
NATIONAL HEALTHCARE CORP	118,550
ATRION CORP	118,226
COMMUNITY HEALTHCARE TRUST INC	118,189
SERVICE PROPERTIES TRUST	118,088
B RILEY FINANCIAL INC	118,004
URANIUM ENERGY CORP	117,748
SINCLAIR BROADCAST GROUP INC CLASS	117,504
VIMEO INC	117,414
DHT HOLDINGS INC	117,334
UMH PROPERTIES INC	116,856
SPRINGWORKS THERAPEUTICS INC	116,674
SCHNITZER STEEL INDUSTRIES INC CLA	116,582
TRANSMEDICS GROUP INC	116,522
AMERICAN AXLE AND MANUFACTURING HO	116,512
ADTRAN INC	116,504
DOMO INC CLASS B	116,343
TRIUMPH GROUP INC	116,234
PAYONEER GLOBAL INC	116,173
US SILICA HOLDINGS INC	115,810
BROOKDALE SENIOR LIVING INC	115,752

RADNET INC	115,690
JAMES RIVER GROUP HOLDINGS LTD	115,400
COEUR MINING INC	115,246
REATA PHARMACEUTICALS INC CLASS A	115,026
ARMADA HOFFLER PROPERTIES REIT INC	114,918
CAMPING WORLD HOLDINGS INC CLASS A	114,902
ABERCROMBIE AND FITCH CLASS A	114,802
GLOBALSTAR VOTING INC	114,602
IMAX CORP	114,565
DIGI INTERNATIONAL INC	114,052
WASHINGTON TRUST BANCORP INC	113,960
PROCEPT BIOROBOTICS CORP	113,761
ACLARIS THERAPEUTICS INC	113,746
NEOPHOTONICS CORP	113,681
BUCKLE INC	113,529
ELLINGTON FINANCIAL INC	113,179
PROMETHEUS BIOSCIENCES INC	113,146
VAREX IMAGING CORP	112,896
CONSTRUCTION PARTNERS INC CLASS A	112,594
MYERS INDUSTRIES INC	112,491
GRID DYNAMICS HOLDINGS INC CLASS A	112,240
MRC GLOBAL INC	112,229
GREAT LAKES DREDGE AND DOCK CORP	112,143
USANA HEALTH SCIENCES INC	112,013
RPT REALTY	111,993
EDITAS MEDICINE INC	111,983
DONNELLEY FINANCIAL SOLUTIONS INC	111,917
UNISYS CORP	111,578
CLOVER HEALTH INVESTMENTS CORP CLA	111,051
GOGO INC	110,934
SIERRA ONCOLOGY INC	110,860
SCANSOURCE INC	110,703
TIDEWATER INC	110,554
EXP WORLD HOLDINGS INC	110,461
ROCKET LAB USA INC	110,024
GOLDEN ENTERTAINMENT INC	109,989
2U INC	109,872
SMART GLOBAL HOLDINGS	109,630
ACM RESEARCH CLASS A INC	109,345
COLUMBUS MCKINNON CORP	109,338
MATTERPORT INC CLASS A	109,335
SCHWEITZER MAUDUIT INTERNATIONAL I	109,146
AMPLITUDE INC CLASS A	108,790

HARMONIC INC	108,670
PERDOCEO EDUCATION CORP	107,634
AMERANT BANCORP INC CLASS A	107,531
EVENTBRITE CLASS A INC	107,527
PURECYCLE TECHNOLOGIES INC	107,382
BALLY S CORP	107,326
HEALTH CATALYST INC	107,168
PAR PACIFIC HOLDINGS INC	107,134
DUCKHORN PORTFOLIO INC	106,922
GEO GROUP REIT INC	106,689
SIMULATIONS PLUS INC	106,602
SUMMIT HOTEL PROPERTIES REIT INC	106,564
MONARCH CASINO AND RESORT INC	106,427
FLEX LNG LTD	106,328
ENERGY FUELS INC	106,267
MIRION TECHNOLOGIES INC CLASS A	105,944
CROSS COUNTRY HEALTHCARE INC	105,650
BENCHMARK ELECTRONICS INC	105,333
1ST SOURCE CORP	105,056
TITAN INTERNATIONAL INC	104,552
SORRENTO THERAPEUTICS INC	104,040
SAFEHOLD INC	104,023
UNIVEST FINANCIAL CORP	103,948
CONDUENT INC	103,853
CLEAN ENERGY FUELS CORP	103,815
CHINOOK THERAPEUTICS INC	103,803
DESIGNER BRANDS INC CLASS A	103,762
CEVA INC	103,667
MARINEMAX INC	103,556
SUNOPTA INC	103,163
QUANEX BUILDING PRODUCTS CORP	103,126
COLUMBIA FINANCIAL INC	102,834
SAPIENS INTERNATIONAL NV	102,735
BLUEROCK RESIDENTIAL GROWTH REIT C	102,584
ICHOR HOLDINGS LTD	101,816
CARDLYTICS INC	101,801
KYMERA THERAPEUTICS INC	101,797
FIRST ADVANTAGE CORP	101,753
AMERICAN WOODMARK CORP	101,678
ARCUTIS BIOTHERAPEUTICS INC	101,585
SONIC AUTOMOTIVE INC CLASS A	101,465
ALLEGIANCE BANCSHARES INC	101,348
EW SCRIPPS CLASS A	100,720

GOPRO INC CLASS A	100,530
ACV AUCTIONS INC CLASS A	100,422
HAWAIIAN HOLDINGS INC	100,256
UDEMY INC	100,232
LEMONADE INC	99,864
ARTIVION INC	99,837
INTERFACE INC	99,818
ALPHA AND OMEGA SEMICONDUCTOR LTD	99,753
METROPOLITAN BANK HOLDING CORP	99,409
LIGHTWAVE LOGIC INC	99,388
UNITED FIRE GROUP INC	99,301
VERU INC	99,225
PARAGON INC	99,013
CALAVO GROWERS INC	98,710
HORIZON BNCP IND	98,580
PREFERRED BANK	98,493
JANUS INTERNATIONAL GROUP INC	98,382
GLADSTONE LAND REIT CORP	98,346
PEOPLES BANCORP INC	98,314
ANGIODYNAMICS INC	98,008
OUTSET MEDICAL INC	97,675
ATARA BIOTHERAPEUTICS INC	97,391
RANGER OIL CORP CLASS A	97,262
GLADSTONE COMMERCIAL REIT CORP	97,007
SP PLUS CORP	96,799
GENCO SHIPPING AND TRADING LTD	96,755
FUNKO INC CLASS A	96,601
CLEARFIELD INC	96,518
HANMI FINANCIAL CORP	96,514
CANO HEALTH INC CLASS A	96,251
BRIGHTSPIRE CAPITAL INC CLASS A	96,232
AVIDITY BIOSCIENCES INC	96,130
KEARNY FINANCIAL CORP	95,779
CONSENSUS CLOUD SOLUTIONS INC	95,747
KELLY SERVICES INC CLASS A	95,303
EAGLE BULK SHIPPING INC	94,940
HAWKINS INC	94,867
ARKO	94,632
ECHOSTAR CORP CLASS A	94,203
ARMOUR RESIDENTIAL REIT INC	94,104
WISDOMTREE INVESTMENTS INC	93,582
INTERNATIONAL MONEY EXPRESS INC	93,527
UNIVERSAL HEALTH REALTY INCOME TRU	93,224

NEKTAR THERAPEUTICS	93,058
GLOBAL MEDICAL REIT INC	92,816
CIMPRESS PLC	92,777
CATALYST PHARMACEUTICALS INC	92,174
SLEEP NUMBER CORP	92,045
ANAVEX LIFE SCIENCES CORP	91,662
PLANET LABS CLASS A	91,592
GENESCO INC	90,986
SOMALOGIC INC CLASS A	90,884
PAYSAFE LTD	90,488
WABASH NATIONAL CORP	90,361
PUBMATIC INC CLASS A	90,351
COSTAMARE INC	90,242
PDF SOLUTIONS INC	90,191
CODEXIS INC	89,862
SQUARESPACE INC CLASS A	89,454
AMER VANGUARD CORP	88,975
SUMO LOGIC INC	88,652
DOUGLAS DYNAMICS INC	88,548
COWEN INC CLASS A	88,458
REMITLY GLOBAL INC	88,259
HEIDRICK AND STRUGGLES INTERNATION	88,213
PLYMOUTH INDUSTRIAL REIT INC	88,209
CARS.COM INC	88,189
JOHN B SANFILIPPO AND SON INC	88,075
SHYFT GROUP INC	87,875
ALECTOR INC	87,752
STERLING INFRASTRUCTURE INC	87,746
FIRST MID BANCSHARES INC	87,606
CRA INTERNATIONAL INC	87,534
MONTAUK RENEWABLES INC	87,515
CAMDEN NATIONAL CORP	87,307
MICROVISION INC	87,045
RESOURCES CONNECTION INC	86,960
EQRX INC	86,953
GORMAN-RUPP	86,655
HOMESTREET INC	85,843
PIEDMONT LITHIUM INC	85,818
COMMUNITY TRUST BANCORP INC	85,814
ACCO BRANDS CORP	85,778
FLUSHING FINANCIAL CORP	85,614
INSTEEL INDUSTRIES INC	85,488
HARBORONE BANCORP INC	85,457

ENACT HOLDINGS INC	85,383
CUTERA INC	85,313
HERITAGE COMMERCE CORP	85,082
BLUELINX HOLDINGS INC	84,648
ECOVYST INC	84,375
ACCEL ENTERTAINMENT INC CLASS A	84,302
BERRY	84,049
CHICOS FAS INC	84,048
FARMLAND PARTNERS INC	84,014
ORION OFFICE REIT INC	83,986
ORTHOPEDIATRICS CORP	83,970
BORR DRILLING LTD	83,888
CROSSFIRST BANKSHARES INC	83,833
BLINK CHARGING	83,791
TPG RE FINANCE TRUST INC	83,694
SUN COUNTRY AIRLINES HOLDINGS INC	83,612
VANDA PHARMACEUTICALS INC	83,440
ROCKET PHARMACEUTICALS INC	83,179
COLLEGIUM PHARMACEUTICAL INC	83,018
N ABLE INC	82,908
HEARTLAND EXPRESS INC	82,876
CBL ASSOCIATES PROPERTIES INC	82,802
NANOSTRING TECHNOLOGIES INC	82,220
SMITH WESSON BRANDS INC	82,089
BYLINE BANCORP INC	81,753
AMERICAS CAR MART INC	81,687
CENTRAL PACIFIC FINANCIAL CORP	81,660
NAPCO SECURITY TECHNOLOGIES INC	81,269
FORGEROCK INC CLASS A	81,225
BIG LOTS INC	81,175
EARTHSTONE ENERGY INC CLASS A	80,890
NORTHFIELD BANCORP INC	80,838
DECIPHERA PHARMACEUTICALS INC	80,741
THERAVANCE BIOPHARMA INC	80,706
MBIA INC	80,547
TRUEBLUE INC	80,425
GUESS INC	80,186
TRUSTCO BANK CORP	80,122
BRIGHTSPHERE INVESTMENT GROUP INC	80,090
PAYA HOLDINGS INC CLASS A	80,049
RESOLUTE FOREST PRODUCTS INC	80,031
CARDIOVASCULAR SYSTEMS INC	79,727
DIAMOND OFFSHORE DRILLING INC	79,639

A MARK PRECIOUS METALS INC	79,271
DESKTOP METAL INC CLASS A	79,211
FIRST BANCSHARES INC	78,793
YEXT INC	78,631
8X8 INC - COM	78,620
GREAT SOUTHERN BANCORP INC	78,588
SANA BIOTECHNOLOGY INC	78,433
CHASE CORP	78,355
CAMBRIDGE BANCORP	78,234
CITY OFFICE REIT INC	78,153
VIAD CORP	78,136
NEENAH INC	78,112
FRANKLIN COVEY	78,090
TG THERAPEUTICS INC	77,745
THRYV HOLDINGS INC	77,716
VERTEX ENERGY INC	77,627
HIBBETT INC	77,410
DYNEX CAPITAL REIT INC	77,371
FARO TECHNOLOGIES INC	77,352
DOCGO INC	77,126
ENGAGESMART INC	76,927
MISSION PRODUCE INC	76,808
SUNCOKE ENERGY INC	76,776
BROOKFIELD BUSINESS CORP CLASS A	76,738
INVITAE CORP	76,731
KINETIK HOLDINGS INC CLASS A	76,713
AGILITI INC	76,584
VERVE THERAPEUTICS INC	76,476
NURIX THERAPEUTICS INC	76,476
HARSCO CORP	76,390
ARES COMMERCIAL REAL ESTATE REIT C	76,389
I3 VERTICALS INC CLASS A	76,361
MORPHIC HOLDING INC	76,254
INDIE SEMICONDUCTOR INC CLASS A	76,198
INOGEN INC	76,070
Y MABS THERAPEUTICS INC	75,998
NETGEAR INC	75,913
CLEARWATER PAPER CORP	75,903
HANGER INC	75,896
BRIGHTVIEW HOLDINGS INC	75,744
WINMARK CORP	75,490
POWERSCHOOL HOLDINGS INC CLASS A	75,445
SAUL CENTERS REIT INC	75,423

QUANTERIX CORP	75,364
BRISTOW GROUP INC	75,067
CTI BIOPHARMA CORP	74,995
NATIONAL RESEARCH CORP	74,914
GREEN BRICK PARTNERS INC	74,875
MARATHON DIGITAL HOLDINGS INC	74,616
AVEPOINT INC CLASS A	74,557
DIAMOND HILL INVESTMENT GROUP INC	74,492
SIGA TECHNOLOGIES INC	74,471
GERON CORP	74,273
YORK WATER	74,229
REPLIMUNE GROUP INC	74,185
UFP TECHNOLOGIES INC	74,080
HIMS HERS HEALTH INC CLASS A	74,079
ATEA PHARMACEUTICALS INC	74,032
LIFE TIME GROUP HOLDINGS INC	73,828
ORIGIN MATERIALS INC CLASS A	73,518
CARRIAGE SERVICES INC	73,353
RUTHS HOSPITALITY GROUP INC	73,349
LIONS GATE ENTERTAINMENT VOTING CO	73,260
FORRESTER RESEARCH INC	73,147
HEALTHSTREAM INC	73,119
TOOTSIE ROLL INDUSTRIES INC	72,998
SMARTRENT INC CLASS A	72,993
ARLO TECHNOLOGIES INC	72,951
OLD SECOND BANCORP INC	72,908
QUINSTREET INC	72,804
AMBAC FINANCIAL GROUP INC	72,788
BARRETT BUSINESS SERVICES INC	72,651
DENNYS CORP	72,452
GRANITE POINT MORTGAGE TRUST INC	72,387
COHERUS BIOSCIENCES INC	72,320
PEAPACK GLADSTONE FINANCIAL CORP	72,230
MIDLAND STATES BANCORP INC	72,192
CHATHAM LODGING TRUST REIT	71,948
MODINE MANUFACTURING	71,846
CHILDRENS PLACE INC	71,691
ARGAN INC	71,617
PMV PHARMACEUTICALS INC	71,535
CASTLE BIOSCIENCES INC	71,469
HOLLEY INC	71,264
CONSOLIDATED COMMUNICATIONS HOLDIN	71,225
IONQ INC	71,074

AGENUS INC	71,066
FIRST FINANCIAL CORPORATION INDIAN	70,800
GOSSAMER BIO INC	70,584
TETRA TECHNOLOGIES INC	70,478
RELMADA THERAPEUTICS INC	70,415
BTRS HOLDINGS INC CLASS	70,173
RPC INC	70,019
SURMODICS INC	69,955
CHARGE ENTERPRISES INC	69,818
ENNIS INC	69,692
BANK FIRST CORP	69,594
DIVERSEY HOLDINGS LTD	69,557
CORSAIR GAMING INC	69,392
MERCANTILE BANK CORP	69,363
SIRIUSPOINT LTD	69,284
ATN INTERNATIONAL INC	69,098
INTREPID POTASH INC	69,067
HACKETT GROUP INC	68,956
PULMONX CORP	68,875
PC CONNECTION INC	68,850
AMERICAN SOFTWARE INC CLASS A	68,664
ANTERIX INC	68,628
BANK OF MARIN BANCORP	68,518
ALKAMI TECHNOLOGY INC	68,339
NGM BIOPHARMACEUTICALS INC	68,305
SANGAMO THERAPEUTICS INC	68,231
BJS RESTAURANTS INC	68,162
CASS INFORMATION SYSTEMS INC	67,972
WHITESTONE REIT	67,962
OSCAR HEALTH INC CLASS A	67,949
RIOT BLOCKCHAIN INC	67,912
OPTIMIZERX CORP	67,845
POINT BIOPHARMA GLOBAL INC	67,828
IDEAYA BIOSCIENCES INC	67,827
CLARUS CORP	67,471
CATCHMARK TIMBER TRUST INC CLASS A	67,462
CBTX INC	67,273
ALEXANDERS REIT INC	67,092
URSTADT BIDDLE PROPERTIES REIT INC	66,987
SOLARWINDS CORP	66,984
2SEVENTY BIO INC	66,950
PITNEY BOWES INC	66,822
INVESCO MORTGAGE CAPITAL REIT INC	66,677

REX AMERICAN RESOURCES CORP	66,568
OCUGEN INC	66,461
MOVADO GROUP INC	66,376
ITEOS THERAPEUTICS INC	66,353
GEVO INC	66,350
HCI GROUP INC	66,337
RADIUS HEALTH INC	66,337
ORCHID ISLAND CAPITAL INC	66,300
KOPPERS HOLDINGS INC	66,267
FARMERS NATIONAL BANC CORP	66,180
FIRST COMMUNITY BANKSHARES INC	66,173
SELECT ENERGY SERVICES INC CLASS A	66,004
CYXTERA TECHNOLOGIES ORS CLASS A I	65,965
NATIONAL WESTERN LIFE GROUP INC CL	65,878
ONESPAN INC	65,807
COMMUNITY HEALTH SYSTEMS INC	65,674
DORIAN LPG LTD	65,573
DUCOMMUN INC	65,421
TREACE MEDICAL CONCEPTS INC	65,175
RAPT THERAPEUTICS INC	64,715
DESIGN THERAPEUTICS INC	64,582
ALPHATEC HOLDNGS INC	64,517
DXP ENTERPRISES INC	64,139
NANO X IMAGING LTD	64,139
TPI COMPOSITES INC	64,100
KIMBALL ELECTRONICS INC	63,978
LENDINGTREE INC	63,758
ONESPAWORLD HOLDINGS LTD	63,662
SENSEONICS HOLDINGS INC	63,533
BENSON HILL INC	63,176
POSHMARK INC CLASS A	63,147
BIOLIFE SOLUTIONS INC	63,139
EAGLE PHARMACEUTICALS INC	63,091
PETIQ INC CLASS A	63,080
SEER INC CLASS A	63,017
HELIX ENERGY SOLUTIONS GROUP INC	62,964
RE MAX HOLDINGS INC CLASS A	62,943
TUCOWS INC	62,937
VIZIO HOLDING CORP CLASS A	62,778
THERMON GROUP HOLDINGS INC	62,747
WORLD ACCEPTANCE CORP	62,742
ARROW FINANCIAL CORP	62,634
ORTHOFIX MEDICAL INC	62,357

TITAN MACHINERY INC	62,210
NLIGHT INC	62,035
STONERIDGE INC	62,032
KEROS THERAPEUTICS INC	61,864
COMPUTER PROGRAMS AND SYSTEMS INC	61,542
908 DEVICES	61,441
SOVOS BRANDS INC	61,163
PACTIV EVERGREEN INC	61,144
RMR GROUP INC CLASS A	61,123
ETHAN ALLEN INTERIORS INC	61,115
AARONS COMPANY INC	61,110
DIVERSIFIED HEALTHCARE TRUST	61,032
SI BONE INC	60,892
REPUBLIC BANCORP INC CLASS A	60,892
Ermenegildo Zenga N V (A)	60,842
CENTRAL GARDEN AND PET	60,830
TRAVELCENTERS OF AMERICA INC	60,529
VAXART INC	60,214
CHANNELADVISOR CORP	60,157
FUBOTV INC	60,154
COUCHBASE INC	60,097
EBIX INC	60,012
UNITED STATES CELLULAR CORP	59,889
MIDWESTONE FINANCIAL GROUP INC	59,826
BUSINESS FIRST BANCSHARES INC	59,817
VUZIX CORP	59,803
TELOS CORPORATION CORP	59,752
DICE THERAPEUTICS INC	59,628
HERITAGE CRYSTAL INC	59,609
LSB INDUSTRIES INC	59,529
ONE LIBERTY PROPERTIES REIT INC	59,130
GLOBAL INDUSTRIAL	58,962
BLEND LABS INC CLASS A	58,962
BANDWIDTH INC CLASS A	58,850
EQUITY BANCSHARES INC CLASS A	58,816
RACKSPACE TECHNOLOGY INC	58,758
HINGHAM INSTITUTION FOR SAVINGS	58,740
ACCOLADE INC	58,712
UPLAND SOFTWARE INC	58,603
TURNING POINT BRANDS INC	58,492
DANIMER SCIENTIFIC INC CLASS A	58,446
FRANKLIN STREET PROPERTIES REIT CO	58,080
STAGWELL INC CLASS A	57,509

23ANDME HOLDING CLASS A	57,454
FINANCIAL INSTITUTIONS INC	57,426
HYLIION HOLDINGS CORP CLASS A	57,425
BUTTERFLY NETWORK INC CLASS A	57,268
CARA THERAPEUTICS INC	57,163
W AND T OFFSHORE INC	57,136
MAXCYTE INC	57,115
BOSTON OMAHA CORP CLASS A	57,097
STITCH FIX INC CLASS A	56,938
DAY ONE BIOPHARMACEUTICALS INC	56,922
RCI HOSPITALITY HOLDINGS INC	56,920
EVOLUS INC	56,863
FRP HOLDINGS INC	56,850
BAR HARBOR BANKSHARES	56,737
GANNETT CO INC	56,599
VSE CORP	56,558
ANAPTYSBIO INC	56,556
SPORTSMANS WAREHOUSE HOLDINGS INC	56,552
ZUMIEZ INC	56,472
CRESCENT ENERGY CLASS A	56,285
ADICET BIO INC	56,181
BIONANO GENOMICS INC	55,940
KRONOS WORLDWIDE INC	55,826
PEOPLES FINANCIAL SERVICES CORP	55,728
INDEPENDENT BANK CORP	55,681
MITEK SYSTEMS INC	55,643
EVGO INC CLASS A	55,568
ARTESIAN RESOURCES CORP CLASS A	55,464
MIMEDX GROUP INC	55,416
CNB FINANCIAL CORP	55,347
FIRST OF LONG ISLAND CORP	55,307
MERIDIANLINK INC	55,294
VAALCO ENERGY INC	55,249
MERSANA THERAPEUTICS INC	55,163
WEST BANCORPORATION INC	55,154
TEEKAY TANKERS LTD CLASS A	55,147
BOWLERO CORP CL A COM	55,132
LIFESTANCE HEALTH GROUP INC	55,066
NORDIC AMERICAN TANKERS LTD	55,022
PETMED EXPRESS INC	54,964
CS DISCO INC	54,932
PHIBRO ANIMAL HEALTH CORP CLASS A	54,731
HAYNES INTERNATIONAL INC	54,726

COGENT BIOSCIENCES INC	54,715
LUXFER HOLDINGS PLC	54,659
ESPERION THERAPEUTICS INC	54,613
TRANSCAT INC	54,594
NKARTA INC	54,393
BED BATH AND BEYOND INC	54,287
CAPSTAR FINANCIAL HOLDINGS INC	54,269
COASTAL FINANCIAL CORP	53,978
ON24 INC	53,799
INSTRUCTURE HOLDINGS INC	53,663
CLEAR CHANNEL OUTDOOR HOLDINGS INC	53,463
AFFIMED NV	53,433
CENTURY ALUMINUM	53,359
VECTRUS INC	53,335
LOVESAC COMPANY	53,268
TUTOR PERINI CORP	53,189
MANITOWOC INC	53,029
5E ADVANCED MATERIALS INC	52,800
CAPITAL CITY BANK INC	52,433
VIEWRAY INC	52,345
ALERUS FINANCIAL CORP	52,311
CHUYS HOLDINGS INC	52,290
NUVATION BIO INC CLASS A	52,251
STERLING CHECK CORP	52,192
SHOE CARNIVAL INC	52,188
KEZAR LIFE SCIENCES INC	52,126
CVENT HOLDING CORP	52,100
VICTORY CAPITAL HOLDINGS CLASS A I	52,080
CULLINAN ONCOLOGY INC	52,049
ARCHER AVIATION INC CLASS A	51,997
ASSETMARK FINANCIAL HOLDINGS INC	51,974
METROCITY BANKSHARES INC	51,892
BANCO LATINOAMERICANO DE COMERCIO	51,740
FARMERS AND MERCHANTS BANCORP INC	51,710
SOUTHERN MISSOURI BANCORP INC	51,687
EZCORP NON VOTING INC CLASS A	51,661
INTEGRAL AD SCIENCE HOLDING CORP	51,626
ONEWATER MARINE CLASS A INC	51,558
INOVIO PHARMACEUTICALS INC	51,516
SKILLZ INC CLASS A	51,458
MICROVAST HOLDINGS INC	51,220
WORKHORSE GROUP INC	51,150
VISHAY PRECISION GROUP INC	51,036

AMERICAN NATIONAL BANKSHARES INC	50,981
BEAZER HOMES INC	50,960
THE MARCUS CORP	50,853
ARCTURUS THERAPEUTICS HOLDINGS INC	50,809
ANI PHARMACEUTICALS INC	50,676
EUROPEAN WAX CENTER INC CLASS A	50,640
PROTAGONIST THERAPEUTICS INC	50,490
CITIZENS AND NORTHERN CORP	50,467
REV GROUP INC	50,415
CTO REALTY GROWTH INC	50,302
SMARTFINANCIAL INC	50,277
MID PENN BANCORP INC	50,272
IDT CORP CLASS B	50,199
ARIS WATER SOLUTIONS INC CLASS A	50,090
ALLBIRDS INC CLASS A	50,005
KINNATE BIOPHARMA INC	49,999
BABCOCK AND WILCOX ENTERPRISES INC	49,814
AMYRIS INC	49,682
HOMETRUST BANCSHARES INC	49,600
MASTERCRAFT BOAT HOLDINGS INC	49,531
RITE AID CORP	49,310
MERCHANTS BANCORP	49,126
DOUGLAS ELLIMAN INC	49,098
ADMA BIOLOGICS INC	48,999
EXCELERATE ENERGY INC CLASS A	48,625
BRIGHT HEALTH GROUP INC	48,609
HAVERTY FURNITURE COMPANIES INC	48,446
WW INTERNATIONAL INC	48,302
FIRST INTERNET BANCORP	48,271
WATERSTONE FINANCIAL INC	48,269
RYERSON HOLDING CORP	47,945
DMC GLOBAL INC	47,780
IMAGO BIOSCIENCES INC	47,655
ERASCA INC	47,551
KARYOPHARM THERAPEUTICS INC	47,544
HYSTER YALE MATERIALS HANDLING INC	47,396
GREIF INC CLASS B	47,340
NATIONAL PRESTO INDUSTRIES INC	47,326
AMMO INC	47,309
CARPARTS COM INC	47,254
SELECTQUOTE INC	46,961
SOUTHERN FIRST BANCSHARES INC	46,946
UNIVERSAL INSURANCE HOLDINGS INC	46,791

ROVER GROUP INC CLASS A	46,789
SOLARIS OILFIELD INFRASTRUCTURE IN	46,784
ANIKA THERAPEUTICS INC	46,626
FIVE STAR BANCORP	46,605
CUE HEALTH INC	46,589
AXOGEN INC	46,568
CANTALOUPE INC	46,502
PENNANT GROUP INC	46,385
AERIE PHARMACEUTICALS INC	46,380
OIL STATES INTERNATIONAL INC	46,287
SENECA FOODS CORP CLASS A	46,209
OMEGA FLEX INC	46,169
LIBERTY LATIN AMERICA LTD CLASS A	46,106
FRONTIER GROUP HOLDINGS INC	45,876
22ND CENTURY GROUP INC	45,870
FLUENCE ENERGY INC CLASS A	45,855
VIVINT SMART HOME INC CLASS A	45,814
ORGANOGENESIS HOLDINGS INC CLASS A	45,613
INHIBRX INC	45,536
PLAYSTUDIOS INC CLASS A	45,475
SILVERBOW RESOURCES INC	45,461
RUSH ENTERPRISES INC CLASS B	45,393
INTERCEPT PHARMACEUTICALS INC	45,380
C4 THERAPEUTICS INC	45,368
LIQUIDITY SERVICES INC	45,320
CUSTOM TRUCK ONE SOURCE INC	45,270
ALBIREO PHARMA INC	45,042
BRIDGEWATER BANCSHARES INC	44,950
PORTILLO S INC CLASS A	44,881
ZIMVIE INC	44,796
FIRST BANCORP INC	44,773
CORE SCIENTIFIC INC	44,716
CIVISTA BANCSHARES INC	44,603
JOHNSON OUTDOORS INC CLASS A	44,341
ADVANTAGE SOLUTIONS INC CLASS A	44,202
EDGIO INC	44,181
CARTER BANKSHARES INC	44,180
AMNEAL PHARMACEUTICALS INC CLASS A	44,119
ENTERPRISE BANCORP INC	44,100
CADRE HOLDINGS INC	43,943
BLUEGREEN VACATIONS HOLDING CORP C	43,930
OCULAR THERAPEUTIX INC	43,914
SUMMIT FINANCIAL GROUP INC	43,892

INDUS REALTY TRUST INC	43,867
TEJON RANCH	43,844
INSTIL BIO INC	43,784
HUDSON TECHNOLOGIES INC	43,731
BLUE FOUNDRY BANCORP	43,692
DAILY JOURNAL CORP	43,478
UNIVERSAL ELECTRONICS INC	43,290
PRIMIS FINANCIAL CORP	43,289
CIRCOR INTERNATIONAL INC	43,155
TRICIDA INC	43,144
MVB FINANCIAL CORP	43,118
SIERRA BANCORP	43,004
RBB BANCORP	42,663
GLATFELTER CORP	42,635
AEVA TECHNOLOGIES INC	42,452
WILLDAN GROUP INC	42,225
TATTOOED CHEF INC CLASS A	42,216
AMERICAN PUBLIC EDUCATION INC	41,709
RANPAK HOLDINGS CORP CLASS A	41,573
IMMUNITYBIO INC	41,567
WHEELS UP EXPERIENCE INC CLASS A	41,434
HERSHA HOSPITALITY REIT TRUST CLAS	41,418
KINIKSA PHARMACEUTICALS LTD CLASS	41,376
CEDAR REALTY TRUST REIT INC	41,371
MIRUM PHARMACEUTICALS INC	41,333
HIRERIGHT HOLDINGS CORP	41,308
GENERATION BIO	41,197
SOLID POWER INC CLASS A	41,119
GUARANTY BANCSHARES INC	41,071
OPPENHEIMER HOLDINGS NON VOTING IN	40,837
UTAH MEDICAL PRODUCTS INC	40,803
RIMINI STREET INC	40,760
SANDRIDGE ENERGY INC	40,711
LATHAM GROUP INC	40,651
ALLIED MOTION TECHNOLOGIES INC	40,335
RADIANT LOGISTIC INC	40,313
RAMACO RESOURCES INC	40,265
BLUEBIRD BIO INC	40,212
STOKE THERAPEUTICS INC	40,198
TUPPERWARE BRANDS CORP	40,018
REGIONAL MANAGEMENT CORP	39,911
CARIBOU BIOSCIENCES INC	39,845
VIRIDIAN THERAPEUTICS ORS INC	39,836

NORTHWEST PIPE	39,730
HERON THERAPEUTICS INC	39,585
ARBUTUS BIOPHARMA CORP	39,382
BRAEMAR HOTELS RESORTS INC	39,266
RUSH STREET INTERACTIVE INC CLASS	39,107
RXSIGHT INC	39,072
DZS INC	39,048
KIMBALL INTERNATIONAL INC CLASS B	39,040
SHORE BANCSHARES INC	39,035
GCM GROSVENOR INC CLASS A	38,840
COVENANT LOGISTICS GROUP INC CLASS	38,689
SITIO ROYALTIES CORP CLASS A	38,687
AMALGAMATED FINANCIAL	38,314
SKILLSOFT CORP CLASS A	38,266
ALTO INGREDIENTS INC	38,220
SAFE BULKERS INC	38,101
LL FLOORING HOLDINGS INC	38,070
BREAD FINANCIAL HOLDINGS INC	37,987
ENTRAVISION COMMUNICATIONS CORP CL	37,971
BERKELEY LIGHTS INC	37,946
BLUE RIDGE BANKSHARES INC	37,932
NEWPARK RESOURCES INC	37,479
MONTE ROSA THERAPEUTICS INC	37,471
CENNTRO ELECTRIC GROUP LTD	37,415
THIRD COAST BANCSHARES INC	37,405
FOGHORN THERAPEUTICS	37,400
OOMA INC	37,332
IES INC	37,290
AKERO THERAPEUTICS INC	37,290
CREDO TECHNOLOGY GROUP HOLDING LTD	37,248
ASPEN AEROGELS INC	36,971
VENTYX BIOSCIENCES INC	36,959
ASTRONICS CORP	36,866
NATIONAL ENERGY SERVICES REUNITED	36,741
QUOTIENT TECHNOLOGY INC	36,712
SOUTH PLAINS FINANCIAL INC	36,596
THE VITA COCO COMPANY INC	36,526
BIOXCEL THERAPEUTICS INC	36,274
EASTMAN KODAK	36,266
1-800 FLOWERS.COM INC CLASS A	36,157
KODIAK SCIENCES INC	36,023
LANDEC CORP	35,962
ORRSTOWN FINANCIAL SERVICES INC	35,892

LIBERTY MEDIA LIBERTY BRAVES CORP	35,839
TREDEGAR CORP	35,770
ENFUSION INC CLASS A	35,684
DASEKE INC	35,618
TARSUS PHARMACEUTICALS INC	35,609
ALTUS POWER INC CLASS A	35,519
TRUECAR INC	35,506
BRIGHTCOVE INC	35,379
GTY TECHNOLOGY HOLDINGS INC	35,369
LINDBLAD EXPEDITIONS HOLDINGS INC	35,154
DISTRIBUTION SOLUTIONS GROUP INC	35,151
MACATAWA BANK CORP	35,112
VITAL FARMS INC	35,105
WHOLE EARTH BRANDS INC CLASS A	34,900
HOME BANCORP INC	34,881
HYZON MOTORS INC CLASS A	34,795
EIGER BIOPHARMACEUTICALS INC	34,719
AURA BIOSCIENCES INC	34,717
LORDSTOWN MOTORS CORP CLASS A	34,708
PERELLA WEINBERG PARTNERS CLASS A	34,619
FARADAY FUTURE INTELLIGENT ELECTRI	34,614
RILEY EXPLORATION PERMIAN INC	34,505
APPHARVEST INC	34,401
SERES THERAPEUTICS INC	34,303
CINCOR PHARMA INC	34,251
PARK AEROSPACE CORP	34,197
VINCO VENTURES INC	34,174
INFRASTRUCTURE AND ENERGY ALTERNAT	34,136
TIPTREE INC	34,048
AXT INC	34,006
COMTECH TELECOMMUNICATIONS CORP	33,904
GROUPON INC	33,810
OLYMPIC STEEL INC	33,733
ENERGY VAULT HOLDINGS INC	33,697
BLADE AIR MOBILITY INC CLASS A	33,651
IDENTIV INC	33,582
MILLER INDUSTRIES INC	33,574
INFORMATION SERVICES GROUP INC	33,550
MOTORCAR PARTS OF AMERICA INC	33,482
SHOTSPOTTER INC	33,476
FORESTAR GROUP INC	33,458
VINTAGE WINE ESTATES INC	33,436
MEIRAGTX HOLDINGS PLC	33,187

EDGEWISE THERAPEUTICS INC	33,153
BRT APARTMENTS CORP	33,009
CENTRUS ENERGY CORP CLASS A	32,942
BIG SPORTING GOODS CORP	32,935
RED RIVER BANCSHARES INC	32,881
EHEALTH INC	32,870
FORMA THERAPEUTICS HLDG INC	32,858
KALVISTA PHARMACEUTICALS INC	32,816
DONEGAL GROUP INC CLASS A	32,702
IRADIMED CORP	32,548
FOSSIL GROUP INC	32,478
MEDIAALPHA INC CLASS A	32,338
NUVALENT INC CLASS A	32,286
POSTAL REALTY TRUST INC CLASS A	32,244
CYBEROPTICS CORP	32,215
SUTRO BIOPHARMA INC	32,208
RIBBON COMMUNICATIONS INC	32,178
ARDMORE SHIPPING CORP	32,132
WM TECHNOLOGY INC CLASS A	32,058
USERTESTING INC	32,048
ROCKY BRANDS INC	31,822
BAYCOM CORP	31,785
JOHN MARSHALL BANCORP INC	31,714
AMPLIFY ENERGY CORP	31,660
PCSB FINANCIAL CORP	31,499
UNITED STATES LIME AND MINERALS IN	31,469
SERITAGE GROWTH PROPERTIES CLA	31,385
EVERCOMMERCE INC	31,360
FIRST BUSINESS FINANCIAL SERVICES	31,346
NORTHEAST BANK	31,343
BUILD A BEAR WORKSHOP INC	31,313
OPORTUN FINANCIAL CORP	31,310
RING ENERGY INC	31,276
PROVIDENT BANCORP INC	31,086
KURA SUSHI USA INC	31,055
OUSTER INC CLASS A	31,008
HOVNANIAN ENTERPRISES INC CLASS A	30,766
FIRST BANK	30,672
UNIVERSAL TECHNICAL INSTITUTE INC	30,502
AFC GAMMA INC	30,491
AERSALE CORP	30,471
ESS TECH INC	30,365
UR ENERGY INC	30,198

JOINT CORP	30,176
CAESARSTONE LTD	30,175
BCB BANCORP INC	30,160
PROFESSIONAL HOLDING CORP CLASS A	30,055
VERITONE INC	29,999
AMYLYX PHARMACEUTICALS INC	29,988
SCULPTOR CAPITAL MANAGEMENT INC CL	29,960
EVOLV TECHNOLOGIES HOLDINGS INC CL	29,952
ACNB CORP	29,838
PROVENTION BIO INC	29,780
HIPPO HOLDINGS INC CLASS A	29,714
COLONY BANKCORP INC	29,607
DYNE THERAPEUTICS INC	29,582
4D MOLECULAR THERAPEUTICS INC	29,449
ROCKLEY PHOTONICS HOLDINGS LTD	29,338
CAREMAX INC CLASS A	28,964
XPONENTIAL FITNESS INC CLASS A	28,888
SINGULAR GENOMICS SYSTEMS INC	28,738
PURE CYCLE CORP	28,595
INVESTORS TITLE	28,554
JANUX THERAPEUTICS INC	28,425
LUTHER BURBANK CORP	28,410
ESQUIRE FINANCIAL HOLDINGS INC	28,405
POWELL INDUSTRIES INC	28,395
GREENLIGHT CAPITAL LTD CLASS A	28,377
QUANTUM SI INC CLASS A	28,332
SUPERIOR GROUP OF COMPANIES INC	28,329
ALICO INC	28,326
DREAM FINDERS HOMES INC CLASS A	28,292
BRC INC CLASS A	28,291
ASHFORD HOSPITALITY TRUST REIT INC	28,279
THE REALREAL INC	28,222
EGAIN CORP	28,197
CITI TRENDS INC	28,167
BIOVENTUS CLASS A INC	28,160
SEASPINE HOLDINGS CORP	28,097
FULL HOUSE RESORTS INC	28,090
TANGO THERAPEUTICS INC	28,023
CATO CORP CLASS A	27,992
UNIVERSAL LOGISTICS INC	27,965
BENEFITFOCUS INC	27,961
DHI GROUP INC	27,912
PORCH GROUP INC	27,889

FUTUREFUEL CORP	27,853
PHATHOM PHARMACEUTICALS INC	27,827
LIQUIDIA CORP	27,817
CANOO INC CLASS A	27,807
ATOMERA INC	27,746
CENTURY CASINOS INC	27,655
EYEPOINT PHARMACEUTICALS INC	27,647
TEEKAY CORP	27,579
HF FOODS GROUP INC	27,562
NERDWALLET INC CLASS A	27,541
CONTAINER STORE GROUP INC	27,443
GROWGENERATION CORP	27,438
ORASURE TECHNOLOGIES INC	27,328
MARKFORGED HOLDING CORP	27,304
OUTBRAIN INC	27,237
THE HONEST COMPANY INC	27,185
DESTINATION XL GROUP INC	27,089
INTAPP INC	27,084
XERIS BIOPHARMA HOLDINGS INC	27,067
FOCUS UNIVERSAL INC	26,951
SARCOS TECHNOLOGY AND ROBOTICS COR	26,938
EL POLLO LOCO INC	26,873
AKOYA BIOSCIENCES INC	26,792
TURTLE BEACH CORP	26,784
NOODLES CLASS A	26,734
PCB BANCORP	26,731
SEMA4 HOLDINGS CORP CLASS A	26,681
MANNING AND NAPIER INC CLASS A	26,636
WEBER INC CLASS A	26,518
AKOUSTIS TECHNOLOGIES INC	26,425
PFSWEB INC	26,413
SIGHT SCIENCES INC	26,215
MONEYLION INC CLASS A	26,121
PLBY GROUP INC	26,106
VILLAGE SUPER MARKET INC CLASS A	26,072
AVAYA HOLDINGS CORP	26,056
RIGEL PHARMACEUTICALS INC	26,028
DIGIMARC CORP	25,876
FVCBANKCORP INC	25,816
HBT FINANCIAL INC	25,697
CHIMERIX INC	25,694
INSPIRED ENTERTAINMENT INC	25,529
MACROGENICS INC	25,279

ASTRA SPACE INC CLASS A	25,260
FIRST WESTERN FINANCIAL INC	25,124
IGM BIOSCIENCES INC	25,098
PARKE BANCORP INC	25,089
VERA THERAPEUTICS INC CLASS A	25,070
VELODYNE LIDAR INC	24,953
ABSCI CORP	24,837
ONDAS HOLDINGS INC	24,821
UNIFI INC	24,802
VIEW INC CLASS A	24,629
VIVID SEATS INC CLASS A	24,621
ALTA EQUIPMENT GROUP INC CLASS A	24,407
PAM TRANSPORTATION SERVICES INC	24,350
NEOGAMES S A SA	24,272
STRATUS PROPERTIES INC	24,233
VISTAGEN THERAPEUTICS INC	24,146
RAYONIER ADVANCED MATERIALS INC	24,109
ARCELLX INC	24,064
REPUBLIC FIRST BANCORP INC	24,011
ALX ONCOLOGY HOLDINGS INC	23,979
ZYNEX INC	23,956
AVIAT NETWORKS INC	23,913
SNAP ONE HOLDINGS CORP	23,814
CAPITAL BANCORP INC	23,805
EVERQUOTE INC CLASS A	23,788
AADI BIOSCIENCE INC	23,691
CONVEY HEALTH SOLUTIONS HOLDINGS I	23,681
TARGET HOSPITALITY CORP	23,628
GLOBAL WATER RESOURCES INC	23,474
RED VIOLET INC	23,324
TILLYS INC CLASS A	23,145
BLUE BIRD CORP	23,126
DIEBOLD NIXDORF INC	23,079
HIGHPEAK ENERGY INC	23,007
INOTIV INC	22,877
FULCRUM THERAPEUTICS INC	22,790
CENTURY THERAPEUTICS INC	22,756
IMMUNOVANT INC	22,640
INSEEGO CORP	22,616
CERBERUS CYBER SENTINEL CORP	22,594
UNITY BANCORP INC	22,482
CONCRETE PUMPING HOLDINGS INC	22,458
NI HOLDINGS INC	22,394

PREFORMED LINE PRODUCTS	22,386
ROOT INC CLASS A	22,253
PURPLE INNOVATION INC	22,252
SWEETGREEN INC CLASS A	22,252
CAMBIUM NETWORKS CORP	22,224
HYCROFT MINING HOLDING CLASS A	22,127
NUSCALE POWER CORP CLASS A	22,028
DAKOTA GOLD CORP	21,922
ADAGIO THERAPEUTICS INC	21,828
ONE GROUP HOSPITALITY INC	21,815
LAND END INC	21,771
HYDROFARM HOLDINGS GROUP INC	21,670
VBI VACCINES INC	21,467
AEMETIS INC	21,462
VOLTA INC CLASS A	21,420
VICARIOUS SURGICAL CORP CLASS A	21,280
CLEANSPARK INC	21,262
ATLANTICUS HOLDINGS CORP	21,208
NATURAL GROCERS BY VITAMIN COTTAGE	21,166
TENAYA THERAPEUTICS INC	21,158
BANKWELL FINANCIAL GROUP INC	21,083
PARTY CITY HOLDCO INC	20,910
NEXPOINT REAL ESTATE FINANCE INC	20,898
NACCO INDUSTRIES INC CLASS A	20,769
RUMBLEON INC CLASS B	20,535
KRONOS BIO INC	20,246
OFFERPAD SOLUTIONS INC CLASS A	20,084
THREDUP INC CLASS A	19,985
TACTILE SYSTEMS TECHNOLOGY INC	19,805
CRAWFORD CLASS A	19,804
FTC SOLAR INC	19,660
CONSUMER PORTFOLIO SERVICES INC	19,588
NATURES SUNSHINE PRODUCTS INC	19,494
ANGEL OAK MORTGAGE INC	19,427
CUMULUS MEDIA INC CLASS A	19,371
ZETA GLOBAL HOLDINGS CORP CLASS A	19,260
IRONNET INC	19,256
SPIRE GLOBAL INC CLASS A	19,156
SILVERCREST ASSET MANAGEMENT GROUP	19,150
RENT THE RUNWAY INC CLASS A	19,135
F45 TRAINING HOLDINGS INC	19,127
FIRST WATCH RESTAURANT GROUP INC	19,078
TREAN INSURANCE GROUP INC	18,995

GREENE COUNTY BANCORP INC	18,795
ENETI INC	18,776
NEXTDECADE CORP	18,626
DOMA HOLDINGS INC	18,595
FIRST GUARANTY BANCSHARES INC	18,549
HILLEVAX INC	18,548
CASA SYSTEMS INC	18,502
LIFETIME BRANDS INC	18,481
AEROVATE THERAPEUTICS INC	18,303
ICOSAVAX INC	18,216
PRECIGEN INC	18,054
1STDIBS COM INC	18,026
LEXICON PHARMACEUTICALS INC	17,813
ATERIAN INC	17,727
ALPINE IMMUNE SCIENCES INC	17,548
WEYCO GROUP INC	17,531
PIONEER BANCORP INC	17,375
RESERVOIR MEDIA INC	17,232
JOUNCE THERAPEUTICS INC	17,177
TRAEGER INC	17,081
ALLOVIR INC	17,074
BAKKT HOLDINGS INC CLASS A	16,972
DULUTH HOLDINGS INC CLASS B	16,914
SCIENCE 37 HOLDINGS INC	16,846
EXPRESS INC	16,834
NAUTILUS BIOTECHNOLGY INC	16,834
OUTLOOK THERAPEUTICS INC	16,797
NUTEX HEALTH INC	16,796
RALLYBIO CORP	16,708
BEACHBODY COMPANY INC CLASS A	16,636
CURO GROUP HOLDINGS CORP	16,629
PZENA INVESTMENT MANAGEMENT INC CL	16,574
AUDACY INC CLASS A	16,413
VALHI INC	16,322
MOMENTUS ORS CLASS A INC	16,040
ARTERIS INC	15,996
VACASA INC CLASS A	15,791
LEGACY HOUSING CORP	15,647
RIGETTI COMPUTING INC	15,601
NERDY INC CLASS A	15,532
ENDO INTERNATIONAL PLC	15,107
CONNS INC	15,078
SECUREWORKS CLASS A CORP	14,878

TERRAN ORBITAL CORP	14,596
USCB FINANCIAL HOLDINGS CLASS A	14,494
LIGHTNING EMOTORS INC	14,457
NEXTNAV INC	14,412
VIA RENEWABLES INC CLASS A	14,179
TILE SHOP HOLDINGS INC	14,061
GAMCO INVESTORS INC CLASS A	14,003
KORE GROUP HOLDINGS INC	13,990
BABYLON HOLDINGS LTD CLASS A	13,940
ATHIRA PHARMA INC	13,905
ATI PHYSICAL THERAPY INC CLASS A	13,811
CHICAGO ATLANTIC REAL ESTATE FINAN	13,705
TALARIS THERAPEUTICS INC	13,602
CLIPPER REALTY INC	13,309
SHARECARE INC CLASS A	13,278
XOS INC	13,101
ARENA GROUP HLDGS INC	13,095
BIGLARI HOLDINGS INCINARY CLASS B	13,006
Starry Group Holdings Inc (A)	12,962
QUAD GRAPHICS INC CLASS A	12,856
ONCOLOGY INSTITUTE INC	12,422
THESEUS PHARMACEUTICALS INC	12,343
ATLAS TECHNICAL CONSULTANTS INC CL	12,329
JOANN INC	12,323
TYRA BIOSCIENCES INC	12,305
STERLING BANCORP INC	12,278
P3 HEALTH PARTNERS INC CLASS A	12,276
AVEANNA HEALTHCARE HOLDINGS INC	12,123
NL INDUSTRIES INC	12,071
VELOCITY FINANCIAL INC	11,957
SOLO BRANDS INC CLASS A	11,957
KARAT PACKAGING INC	11,823
PARDES BIOSCIENCES INC	11,445
PRAXIS PRECISION MEDICINES INC	11,214
IBEX LTD	11,100
STONEMOR INC	11,009
INNOVAGE HOLDING CORP	10,976
LATCH INC	10,814
EMPIRE PETROLEUM CORP	10,766
PEPGEN LTD	10,764
VIANT TECHNOLOGY INC CLASS A	10,744
VELO3D INC	10,663
MARINE PRODUCTS CORP	10,547

TRANSPHORM INC	10,542
POLYMET MINING CORP	10,244
LANDSEA HOMES CORP	10,210
LOYALTY VENTURES INC	10,017
BIRD GLOBAL INC CLASS A	9,962
SUNLIGHT FINANCIAL HOLDINGS INC CL	9,611
BERKSHIRE GREY INC CLASS A	9,302
SKYWATER TECHNOLOGY INC	9,217
TORRID HOLDINGS INC	8,908
AIRSCULPT TECHNOLOGIES INC	8,877
VALUE LINE INC	8,719
BARK INC	8,687
THORNE HEALTHTECH INC	8,639
GAMBLING COM GROUP LTD	8,547
LULU S FASHION LOUNGE HOLDINGS INC	8,441
ALPHA TEKNOVA INC	8,266
ASSOCIATED CAPITAL GROUP INC CLASS	8,133
PRIORITY TECHNOLOGY HOLDINGS INC	8,049
REDWIRE CORP	7,858
KALEYRA INC	7,823
LOCAL BOUNTI CORP	7,810
CIPHER MINING INC	7,742
FINANCE OF AMERICA COMPANIES INC C	7,649
MARKETWISE INC CLASS A	7,589
HUMACYTE INC	7,537
URBAN ONE INC CLASS A	6,918
CELULARITY INC CLASS A	6,841
AEYE INC CLASS A	6,710
REDBOX ENTERTAINMENT INC CLASS A	6,601
ADTHEORENT HOLDING COMPANY INC	6,579
URBAN ONE INC CLASS D	6,313
SONDER HOLDINGS INC CLASS A	6,110
INSPIRATO INC CLASS A	6,019
OPPFI INC CLASS A	6,014
COMPOSECURE INC CLASS A	5,772
TRANSCONTINENTAL REALTY INVESTORS	5,531
SWK HOLDINGS CORP	5,433
ADURO BIOTECH CVR	5,431
ZOGENIX INC CVR	5,388
COMPX INTERNATIONAL INC	5,241
HELIOGEN INC	5,231
LIVEVOX HOLDING INC CLASS A	5,231
CRYPTYDE INC3	5,026

ENOCHIAN BIOSCIENCES INC	4,927
INNOVID CORP	4,847
HOME POINT CAPITAL INC	4,528
A K A BRANDS HOLDING CORP	4,427
AN2 THERAPEUTICS INC	4,418
FATHOM DIGITAL MANUFACTURING CORP	4,412
WEJO GROUP LTD	4,320
GREENLIGHT BIOSCIENCES HOLDINGS PB	4,000
TERAWULF INC	3,904
OWLET INC CLASS A	3,779
GREENIDGE GENERATION HOLDINGS INC	3,183
BATTALION OIL CORP	2,875
APPLIED BLOCKCHAIN INC	2,686
AMERICAN REALTY INVESTORS INC	2,597
WEAVE COMMUNICATIONS INC	2,502
GELESIS HOLDINGS INC	2,447
LEAFLY HOLDINGS INC	2,300
MULLEN AUTOMOTIVE INC	2,078
MAIDEN HOLDINGS LTD	580
GTXI INC - CVR	99
CASH COLLATERAL USD WFFUT	278,000
G/L OTHER	293,429

Total P&G Series – Russell 2000 Index SMA	$315,268,684